UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        Deutsche Bank Aktiengesellschaft
                                 Taunusanlage 12
                             60325 Frankfurt am Main
                                     Germany
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F __

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __     No [X]

      This Report on Form 6-K contains the Discussion of Results and Financial Statements from Deutsche Bank AG's Interim Report as of September 30, 2003.

                                                                    Results 2003
                                               Interim Report as of September 30

                                     [LOGO]

                                                            Deutsche Bank [LOGO]

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Interim Report as of September 30, 2003
      Deutsche Bank Group

Discussion of Results

Income (Loss) before Income Tax Expense (Benefit) and Cumulative Effect of Accounting Changes

Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes was euro 755 million in the third quarter of 2003, compared to a loss of euro 181 million in the third quarter of 2002 and income of euro
1.1 billion in the second quarter of 2003.

The results in each quarter included certain gains and charges, primarily relating to our industrial holdings, other equity investments and sales of businesses. These items, which net to euro 29 million in the third quarter of 2003, are set forth in the table below and explained in this "Discussion of Results".

  in euro m.                                                3Q03   2Q03   3Q02
--------------------------------------------------------------------------------
  Net gains (losses) on securities available for
  sale/industrial holdings including hedging                 33     45     21
--------------------------------------------------------------------------------
  Significant equity pick-ups/net gains (losses) from
  investments                                               (38)  (169)  (334)
--------------------------------------------------------------------------------
  Other revenues: net gains (losses) from businesses
  sold/held for sale                                         34    (49)   395
--------------------------------------------------------------------------------
  Change in measurement of other inherent loss
  allowance                                                  --     --   (200)
--------------------------------------------------------------------------------
  Restructuring activities                                   --     27     --
--------------------------------------------------------------------------------

Net Income (Loss)

Net income in the third quarter of 2003 was euro 576 million, compared to a net loss of euro 299 million in the third quarter of 2002 and net income of euro 572 million in the second quarter of 2003. In the third quarter of 2003, income tax expense was euro 252 million excluding euro 78 million from the reversing effect of the tax benefit recorded for the 1999 and 2000 German tax law changes. The third quarter of 2003 also included the cumulative effect of accounting changes of euro 151 million, net of tax, related primarily to the implementation of FIN 46 and to a lesser extent SFAS 150. The net loss in the third quarter of 2002 reflected an income tax benefit of euro 12 million, excluding a tax expense of euro 130 million from the reversing effect of the tax benefit recorded for the aforementioned tax law changes. In the second quarter of 2003, income tax expense was euro 503 million, excluding a tax expense of euro 16 million from the reversing effect of the tax benefit recorded for the aforementioned tax law changes. Further details on the impact of income tax on our results are provided on pages 12-13 and 38 of this Interim Report.

Total Revenues before Provision for Loan Losses

Total revenues before provision for loan losses were euro 5.2 billion in the third quarter of 2003, compared to euro 5.5 billion in the third quarter of 2002 and euro 5.9 billion in the second quarter of 2003. The Group's revenues for the third quarter of 2003 reflected the impact of several factors that should be considered in making revenue comparisons among periods. The most significant among these are: foreign currency translation and deconsolidation/consolidation effects; the seasonality of revenues, including dividend payments and customer flow businesses; and the asymmetrical accounting treatment for certain hedges of risk in non-trading assets and liabilities. The strengthening of the euro since the end of 2002 has had a negative foreign currency translation effect on reported revenues. The largest impact has been the translation of U.S. dollar revenues, with a lesser impact from other currencies such as the British pound.

Since the third quarter of 2002, the Group has sold businesses, including Global Securities Services, Passive Asset Management and EUROHYPO AG as part of its strategic transformation, with a consequent decline in revenues. Adjusted for the effects of both foreign currency translation and deconsolidation/consolidation (which would have reduced third quarter of 2002 underlying revenues by approximately euro 600 million to euro 4.8 billion), underlying revenues would have been up approximately 7% in the third quarter of 2003 compared to the third quarter of 2002.

A substantial portion of the Group's revenues is derived from customer flow activities, and the third quarter is traditionally impacted by a slowdown in such activities in Europe during the months of July and August. The slowdown was particularly significant this year with a consequent effect on customer flow revenues. Revenues rebounded significantly after August. In addition, dividends on shares held by the Group in its industrial holdings portfolio are generally received in the second quarter of each year.

The Group's comprehensive risk management strategy includes hedging certain risks in non-trading assets and liabilities with derivatives. Some of these hedges, while economically effective, do not qualify for hedge accounting under SFAS 133, so revenues are impacted by the asymmetrical accounting effects. The most significant aspects in the third quarter were in the following areas:

- Hedges of certain debt issued by the Group

- Hedges of loan exposures

- Hedges of our industrial holdings portfolio.


The revenue volatility resulting from this asymmetry is a timing mismatch except for the cost of the hedge. The accounting and economic effects are expected to materially offset over the term of the hedge. SFAS 133 also gives rise to volatility from other aspects of the Group's business than those described above. However, these effects, which can occur each quarter and can have either a positive or negative impact on revenues, were relatively minor in the current quarter.

Net Interest and Trading Revenues

Deutsche Bank's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading activities (e.g., coupon and dividend income) as well as funding costs of net trading assets are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we will discuss the combined net interest and trading revenues by group division and by product within Corporate and Investment Bank, rather than by the type of revenues generated.

                                                                    Three months ended      % change from       Nine months ended
                                                        ---------------------------------------------------------------------------
                                                        Sep 30,     Jun 30,     Sep 30,     2Q03      3Q02     Sep 30,      Sep 30,
in euro m.                                               2003        2003        2002                           2003         2002
-----------------------------------------------------------------------------------------------------------------------------------
  Net interest revenues                                  1,612       1,672       1,711       (4)       (6)      4,590       5,770
  Trading revenues, net                                    940       1,529         904      (39)        4       4,253       3,277
-----------------------------------------------------------------------------------------------------------------------------------
  Total net interest and
  trading revenues                                       2,552       3,201       2,615      (20)       (2)      8,843       9,047
-----------------------------------------------------------------------------------------------------------------------------------
  Breakdown by Group Division/CIB product:(1)
-----------------------------------------------------------------------------------------------------------------------------------
     Sales & Trading (equity)                              491         772         227      (36)      116       1,767         789
     Sales & Trading (debt and
     other products)                                     1,092       1,505       1,295      (27)      (16)      4,245       4,339
  Sales & Trading                                        1,583       2,277       1,522      (30)        4       6,012       5,128
  Loan products                                            227         175         378       30       (40)        670       1,184
  Transaction services                                     198         214         240       (7)      (17)        640         796
  Remaining products(2)                                   (113)       (121)        (30)      (6)      N/M        (280)       (343)
-----------------------------------------------------------------------------------------------------------------------------------
  Corporate and Investment Bank                          1,895       2,545       2,110      (26)      (10)      7,042       6,765
-----------------------------------------------------------------------------------------------------------------------------------
  Private Clients and Asset
  Management                                               697         631         596       10        17       1,996       2,211
-----------------------------------------------------------------------------------------------------------------------------------
  Corporate Investments                                    (47)         56         (67)     N/M       (30)        (14)        193
-----------------------------------------------------------------------------------------------------------------------------------
  Consolidation & adjustments                                7         (31)        (24)     N/M       N/M        (181)       (122)
-----------------------------------------------------------------------------------------------------------------------------------
  Total net interest and trading revenues                2,552       3,201       2,615      (20)       (2)      8,843       9,047
-----------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful
(1) Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to Segmental Results of Operations starting on page 13.
(2)   Includes origination, advisory and other products.

The Group's combined net interest and trading revenues of euro 2.6 billion declined euro 63 million, or 2%, compared to the third quarter of 2002. Adjusted for the aforementioned foreign currency translation and deconsolidation/consolidation effects, these revenues would have increased. Combined net interest and trading revenues declined euro 649 million, or 20%, compared to the second quarter of 2003, which was a record quarter for debt and other products. Almost one-third of the decline was due to lower dividends from our industrial holdings in the third quarter of 2003 compared to the prior quarter.

The quarter's segment results are discussed in greater detail later in this Interim Report, but the following is an overview of the segment net interest and trading revenues results.

Corporate and Investment Bank (CIB). Combined net interest and trading revenues of euro 1.9 billion declined by euro 215 million, or 10%, compared to the third quarter of 2002. The aforementioned foreign currency translation effects and asymmetrical accounting treatment of our economic hedges impacted these results. Net interest and trading revenues from sales and trading products were euro 61 million higher than in the third quarter of 2002. The increase was attributable to equity products, reflecting the stronger equity markets this year. Net interest and trading revenues from loan products decreased euro 151 million, partly the result of reduced loan volumes due to sales of businesses as well as charges of euro 59 million on credit default swaps, used to hedge loan exposures, that do not qualify for hedge accounting under SFAS 133. The markdowns on the credit default swaps were the result of tightening spreads as the market's perception of credit quality improved in 2003. Over the life of the credit derivative the losses on the mark-to-market element of these transactions will tend to materially offset, leaving the cost of the hedge as the ultimate expense. Combined net interest and trading revenues from transaction services decreased by euro 42 million compared to last year's third quarter. The decline was attributable to lower net interest margins from cash management as well as to reduced net interest revenues after the sale of a substantial part of our Global Securities Services ("GSS") business in the first quarter of 2003. Remaining products essentially include net interest and trading revenues from corporate assets and liabilities (e.g., goodwill funding costs). The decrease of euro 83 million compared to the third quarter of 2002 was attributable to certain corporate liabilities, partly offset by lower goodwill funding costs.

Combined net interest and trading revenues declined euro 650 million, or 26%, compared to the second quarter of 2003. Net interest and trading revenues from sales and trading products were euro 694 million lower than in the second quarter of 2003 driven by the aforementioned seasonality and SFAS 133 effects. Net interest and trading revenues from loan products increased euro 52 million compared to the second quarter of 2003, mainly due to lower markdowns on credit default swaps. Combined net interest and trading revenues from transaction services and remaining products were essentially unchanged.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues of euro 697 million increased by euro 101 million, or 17%, compared to the third quarter of 2002 and by euro 66 million, or 10%, compared to the second quarter of 2003. The increases were mainly attributable to the consolidation of variable interest entities, pursuant to the implementation of FIN 46, in the third quarter of 2003.

Corporate Investments (CI). Combined net interest and trading revenues were essentially unchanged compared to last year's third quarter and decreased by euro 103 million compared to the second quarter of 2003. The decrease compared to the second quarter of 2003 was mainly due to a decline in dividend income on industrial holdings from the second quarter, partly offset by lower mark-to-market losses from hedges of those investments.

Provision for Loan Losses

The  provision  for loan  losses  is  comprised  of net new  specific  loan loss
provisions,   as  well  as  net  provisions  for  smaller-balance   standardized
homogeneous exposures, country risk and other inherent losses.

The provision for loan losses was euro 174 million in the third quarter of 2003, compared to euro 753 million in the third quarter of 2002 and euro 340 million in the second quarter of 2003. The reduced provision for loan losses in the third quarter of 2003 was related to our German portfolio and, to a lesser extent, exposures within America. The provision for loan losses in the third quarter of 2003 also reflected releases and recoveries, which were higher than in the previous periods.

The third quarter of 2002 included provisions raised primarily to address the downturn in the telecommunications industry and specific loan loss provisions for certain exposures within our German portfolio and the Americas. Also, euro 200 million of the provision for credit losses reflected a change in the measurement of our other inherent loss allowance introduced in the third quarter of 2002.

The provision for loan losses in the second quarter of 2003 related primarily to our German portfolio and exposures in the Americas, as well as specific loan loss provisions for exposures within the utility industry.

In addition to provisions for on-balance sheet exposures, we recorded for off-balance sheet exposures a provision of euro 17 million in the third quarter of 2003, compared to a provision of euro 37 million in the third quarter of 2002 and a net release of euro 7 million in the second quarter of 2003. These items are recorded in other noninterest expenses.

Commissions and Fee Revenues

Commissions and fee revenues (which include mainly revenues from fiduciary activities, underwriting and advisory, and brokerage) amounted to euro 2.4 billion, a decrease of euro 133 million, or 5%, compared to the third quarter of 2002 and an increase of euro 91 million, or 4%, from the second quarter of 2003.

Compared to the third quarter of 2002, commissions and fees from fiduciary activities declined euro 246 million. Approximately half of this decline was in our Global Transaction Bank due to the sale of a substantial part of our GSS business in the first quarter of 2003. The remainder was largely attributable to lower fees from portfolio and fund management in Private Clients and Asset Management. Underwriting and advisory fees were higher by euro 136 million reflecting improved market conditions for underwriting volumes, including the IPO business. Brokerage fees were euro 60 million lower, most significantly within the equity businesses.

Compared to the second quarter of 2003, most components of commission income increased, including fund management and performance-related fees in Private Clients and Asset Management. In CIB, higher brokerage fees were partly offset by a decrease in underwriting and advisory fees. Approximately half of the increase of fees for other customer services was attributable to commissions from loan processing and guarantees.

Insurance Premiums

Insurance premiums in the third quarter of 2003 were euro 29 million, compared to euro 24 million in the third quarter of 2002 and euro 25 million in the second quarter of 2003.

Net Gains (Losses) on Securities Available for Sale

Net gains on securities available for sale totaled euro 69 million in the third quarter of 2003, compared to net gains of euro 36 million in the third quarter of 2002 and net gains of euro 202 million in the second quarter of 2003. The current quarter included gains primarily relating to the sale of our holding in HeidelbergCement AG. The second quarter of 2003 included net gains of euro 143 million in Corporate Investments and primarily consisted of gains from the reduction of our holding in Allianz AG and the sale of our holding in mg technologies ag.

Net Income (Loss) from Equity Method Investments

Net income from equity method investments was euro 139 million in the third quarter of 2003 compared to a net loss of euro 263 million in the third quarter of 2002 and euro 62 million in the second quarter of 2003. The current quarter included gains of euro 106 million from the sale of assets primarily related to the real estate investment business in Asset and Wealth Management. The prior year loss was primarily attributable to our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The second quarter of 2003 included various net losses of euro 115 million in Corporate Investments.

Other Revenues

Other revenues were negative euro 7 million in the third quarter of 2003 compared to income of euro 540 million in the third quarter of 2002 and euro 251 million in the second quarter of 2003. The third quarter of 2003 was impacted by various offsetting results including gains related to the sales of our investment in SES Global S.A. and additional parts of the GSS business offset by losses from hedge ineffectiveness from fair value hedges and lower revenues due to the sale of Tele Columbus. As a result of the application of FIN 46, the current quarter also included a charge of euro 33 million representing the beneficial interests of investors in our guaranteed value mutual funds. The third quarter of 2002 included a net gain of euro 390 million from the merger and subsequent deconsolidation of EUROHYPO AG.

The Group is currently negotiating several significant transactions involving the sale of assets that could close in the fourth quarter of 2003. One of these transactions is expected to result in a loss which should be offset by gains on the other transactions.

Total Noninterest Expenses

Total noninterest expenses were euro 4.2 billion in the third quarter of 2003, compared to euro 4.9 billion in the third quarter of 2002 and euro 4.5 billion in the second quarter of 2003. The aforementioned foreign currency translation and deconsolidation/consolidation effects contributed to the reduced reported total noninterest expenses compared to the same quarter in 2002. The cost/income ratio was 82% in the third quarter of 2003, 90% in the third quarter of 2002 and 76% in the second quarter of 2003 demonstrating the increased operating efficiency resulting from the Group's cost management program. The increase from the second quarter of 2003 was due solely to a decline in revenues, since total noninterest expenses decreased by 5%.

Compensation and Benefits

Compensation and benefits were euro 2.6 billion in the third quarter of 2003, down euro 359 million compared to the third quarter of 2002 and down euro 217 million from the second quarter of 2003. The decrease compared to the third quarter of 2002 was primarily due to a reduction in headcount resulting from restructuring measures and the sale of businesses. Compared to the second quarter of 2003, the decrease was mainly driven by reduced performance-related compensation, principally because of lower sales and trading results in our Corporate and Investment Bank. In addition, the second quarter of 2003 reflected higher severance payments, primarily due to business integration activities in Germany and the realignment of certain business activities in France.

Policyholder Benefits and Claims

Policyholder benefits and claims totaled euro 37 million in the third quarter of 2003, compared to euro 26 million in the third quarter of 2002 and euro 37 million in the second quarter of 2003.

Restructuring Activities

There were no restructuring charges in the third quarter of 2003 and the third quarter of 2002. The second quarter of 2003 included a euro 27 million release of restructuring reserves accrued in the prior year because a restructuring program was completed at lower than anticipated costs. The euro 27 million release included euro 19 million in staff-related reserves and euro 8 million relating to infrastructure reserves.

Remainder of Noninterest Expenses

The remainder of noninterest expenses was euro 1.6 billion in the third quarter of 2003, which decreased euro 312 million compared to the third quarter of 2002, and euro 52 million compared to the second quarter of 2003. The sale and merger of some of our businesses contributed to the decline compared to the third quarter of 2002. The decrease compared to the third quarter of 2002 was also the result of the Group's cost management efforts and included lower expenses for IT and communication and data services.

Income Tax Expense (Benefit)

Income tax expense (benefit) before the reversal of the benefit from tax rate changes in 1999 and 2000 was euro 252 million in the third quarter of 2003, compared to euro (12) million in the third quarter of 2002 and euro 503 million in the second quarter of 2003. The nominal tax rate in the third quarter of 2003 was 33% of pre-tax income (excluding the aforementioned tax reversal), down from 46% in the prior quarter. The current quarter's nominal tax rate benefited from the high level of tax-exempt income. The nominal tax rate of 46% in the second quarter of 2003 was mainly driven by German tax law changes enacted in May.

Income Tax Expense from the Reversing Effect of the Change in Effective Tax Rate

Income tax benefits on unrealized gains on securities available for sale, which were recorded when income tax laws changed making gains on equity sales tax exempt, are reversed as an income tax expense when the securities are actually sold. The income tax expense related to sales was euro 78 million in the third quarter of 2003, euro 130 million in the third quarter of 2002 and euro 16 million in the second quarter of 2003. These tax reversals do not result in any tax costs because the income which gives rise to the reversals is not subject to tax under German tax laws.

Cumulative Effect of Accounting Changes, Net of Tax

The cumulative effect of accounting changes, net of tax, represented the effects from the implementation of the new accounting standards FIN 46 and SFAS 150. As a result of the application of FIN 46, a euro 140 million gain, net of tax, was recorded as a reversal of previously recognized earnings effects of securities held by the investment vehicles that were deconsolidated. An after-tax gain of euro 11 million stemmed from the implementation of SFAS 150.

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to our results. For the reconciliation of the sum of the results of the segments to our consolidated results, please refer to page 53 and 54 of this Interim Report.

In the segmental results of operations, we use the following terms with the following meanings with respect to each segment:

      - Underlying revenues: Reported net revenues less the "other items" (if applicable for the revenue section) referred to in the table for such segment and policyholder benefits and claims (reclassified from noninterest expenses).

      - Total provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions.

      - Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.

      -     Underlying   pre-tax   profit:   Income  before  income  taxes  less
            restructuring activities, goodwill impairment and "other items" referred to in the table for such segment.

      - Underlying cost/income ratio in %: Operating cost base as a percentage of total net revenues excluding "other items" (if applicable for the revenue section), net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

      - Average active equity: The portion of our adjusted average total shareholders' equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes relating to 1999 and 2000 tax rate changes in Germany and average dividends.

      - Underlying RoE in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. RoE in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Corporate and Investment Bank Group Division (CIB)

  Corporate and Investment Bank                                Three months ended       % change from            Nine months ended
  Group Division                                ----------------------------------------------------------------------------------
                                                Sep 30,      Jun 30,      Sep 30,     2Q03       3Q02        Sep 30,       Sep 30,
  in euro m., except where indicated               2003         2003         2002                               2003         2002
----------------------------------------------------------------------------------------------------------------------------------
     Origination (equity)                           146          106           69       38        113            299          240
     Origination (debt)                             140          166           69      (15)       103            471          307
  Origination                                       286          272          138        6        108            770          547
----------------------------------------------------------------------------------------------------------------------------------
     Sales & Trading (equity)                       738          903          564      (18)        31          2,235        1,760
     Sales & Trading (debt and
     other products)                              1,340        1,755        1,247      (24)         8          4,861        4,511
  Sales & Trading                                 2,078        2,658        1,811      (22)        15          7,096        6,271
----------------------------------------------------------------------------------------------------------------------------------
  Advisory                                          107          114          126       (6)       (15)           340          382
----------------------------------------------------------------------------------------------------------------------------------
  Loan products                                     415          365          504       14        (18)         1,246        1,709
----------------------------------------------------------------------------------------------------------------------------------
  Transaction services                              464          465          644        0        (28)         1,457        2,001
----------------------------------------------------------------------------------------------------------------------------------
  Other                                             (59)        (143)         (86)     (58)       (31)           243         (208)
----------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                              3,291        3,731        3,137      (12)         5         11,152       10,702
----------------------------------------------------------------------------------------------------------------------------------
  Therein:
  Total net interest and trading revenues         1,895        2,545        2,110      (26)       (10)         7,042        6,765
----------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                         112          259          644      (57)       (83)           633        1,318
----------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions          23           (9)          38      N/M        (38)           (17)          79
----------------------------------------------------------------------------------------------------------------------------------
  Total provision for credit losses                 135          250          682      (46)       (80)           616        1,397
----------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                             2,395        2,627        2,765       (9)       (13)         7,475        8,444
----------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                  10            2            2      N/M        N/M             16            3
----------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                           --          (27)          --     (100)       N/M            (29)         358
----------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                --           --           --      N/M        N/M             --           --
----------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                   2,405        2,602        2,767       (8)       (13)         7,462        8,805
----------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                        60           71          108      (15)       (44)           194          242
----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                 751          879         (312)     (15)       N/M          3,074          500
----------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit (loss)                  692          852         (112)     (19)       N/M          2,479        1,058
----------------------------------------------------------------------------------------------------------------------------------
  Other items:
----------------------------------------------------------------------------------------------------------------------------------
  Net gain on the sale of Global Securities
  Services business                                  59           --           --      N/M        N/M            566           --
----------------------------------------------------------------------------------------------------------------------------------
  Change in measurement of
  other inherent loss allowance                      --           --         (200)     N/M        N/M             --         (200)
----------------------------------------------------------------------------------------------------------------------------------
  Additional information:
----------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                             73           70           88        3 ppt    (15) ppt        67           82
----------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %                  74           70           88        4 ppt    (14) ppt        71           79
----------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)             743,175           --(2)        --(2)    --(2)      --(2)     743,175      642,127(3)
----------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions (BIS
  risk positions)                               146,375      149,955      175,027       (2)       (16)       146,375      175,027
----------------------------------------------------------------------------------------------------------------------------------
  Average active equity                          14,014       14,901       17,007       (6)       (18)        14,593       17,129
----------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                           21           24           (7)      (3) ppt    28 ppt         28            4
----------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                                20           23           (3)      (3) ppt    23 ppt         23            8
----------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(3)   As of December 31, 2002.

The Corporate and Investment Bank generated income before income taxes of euro 751 million in the third quarter of 2003. Revenues included a further gain of euro 59 million in connection with the sale of our Global Securities Services business in the first quarter of 2003.

The current quarter's results compared to a loss before income taxes of euro 312 million in last year's third quarter with key improvements resulting from reductions in noninterest expenses and lower provision for credit losses.

Income before income taxes decreased euro 128 million compared to the second quarter of 2003 largely reflecting seasonally lower revenues, partly offset by reductions in noninterest expenses and provision for credit losses.

Total revenues in CIB in each quarter do not include the effect from the aforementioned accounting asymmetry relating to hedging of debt issued which is recorded in "Consolidation & Adjustments" for management reporting purposes.

Corporate Banking & Securities Corporate Division (CB&S)

  Corporate Banking & Securities                               Three months ended       % change from            Nine months ended
  Corporate Division                            ----------------------------------------------------------------------------------
                                                Sep 30,      Jun 30,      Sep 30,     2Q03       3Q02        Sep 30,       Sep 30,
  in euro m., except where indicated               2003         2003         2002                               2003         2002
----------------------------------------------------------------------------------------------------------------------------------
     Origination (equity)                       146          106           69         38          113              299        240
     Origination (debt)                         140          166           69        (15)         103              471        307
  Origination                                   286          272          138          6          108              770        547
----------------------------------------------------------------------------------------------------------------------------------
     Sales & Trading (equity)                   738          903          564        (18)          31            2,235      1,760
     Sales & Trading (debt and
     other products)                          1,340        1,755        1,247        (24)           8            4,861      4,511
  Sales & Trading                             2,078        2,658        1,811        (22)          15            7,096      6,271
----------------------------------------------------------------------------------------------------------------------------------
  Advisory                                      107          114          126         (6)         (15)             340        382
----------------------------------------------------------------------------------------------------------------------------------
  Loan products                                 415          365          504         14          (18)           1,246      1,709
----------------------------------------------------------------------------------------------------------------------------------
  Other                                        (117)        (143)         (86)       (17)          38             (323)      (208)
----------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                          2,769        3,266        2,493        (15)          11            9,129      8,701
----------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                     147          267          629        (45)         (77)             668      1,326
----------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions      35            4           63        N/M          (44)              24         85
----------------------------------------------------------------------------------------------------------------------------------
  Total provision for credit losses             182          271          692        (33)         (74)             692      1,411
----------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                         1,979        2,187        2,210         (9)         (10)           6,146      6,745
----------------------------------------------------------------------------------------------------------------------------------
  Minority interest                              11            2            2        N/M          N/M               16          4
----------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                       --          (23)          --       (100)         N/M              (23)       324
----------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                            --           --           --        N/M          N/M               --         --
----------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)               1,990        2,166        2,212         (8)         (10)           6,139      7,073
----------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                    52           35          105         49          (51)             144        223
----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes             597          829         (411)       (28)         N/M            2,298        217
----------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit (loss)              597          806         (211)       (26)         N/M            2,275        741
----------------------------------------------------------------------------------------------------------------------------------
  Other items:
----------------------------------------------------------------------------------------------------------------------------------
  Change in measurement of other
  inherent loss allowance                        --           --         (200)       N/M          N/M               --       (200)
----------------------------------------------------------------------------------------------------------------------------------
  Additional information:
----------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                         72           66           89          6 ppt      (17) ppt          67         81
----------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %              71           67           89          4 ppt      (18) ppt          67         78
----------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)         750,275           --(2)        --(2)    --(2)          --(2)       750,275    629,975(3)
----------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions
  (BIS risk positions)                      132,277      135,547      158,801         (2)         (17)         132,277    158,801
----------------------------------------------------------------------------------------------------------------------------------
  Average active equity                      12,645       13,401       14,936         (6)         (15)          13,145     14,977
----------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                       19           25          (11)        (6) ppt      30 ppt           23          2
----------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                            19           24           (6)        (5) ppt      25 ppt           23          7
----------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(3)   As of December 31, 2002.

Corporate Banking & Securities reported income before income taxes of euro 597 million compared to a loss before income taxes of euro 411 million for the same period in 2002 and income before income taxes of euro 829 million in the second quarter of 2003.

Net revenues of euro 2.8 billion were euro 276 million higher than the third quarter of 2002 and decreased by euro 497 million compared to the second quarter of 2003.

Sales and Trading revenues (debt and other products) of euro 1.3 billion were euro 93 million, or 8%, higher than the third quarter of 2002. This performance demonstrates the resilience of debt sales and trading earnings in improving but still challenging market conditions during the quarter. Performance was particularly strong in credit and interest rate derivatives. Fixed income and foreign exchange experienced reduced customer volumes in keeping with the more seasonal earnings profile of these businesses. Overall, Sales and Trading (debt) revenues were euro 415 million, down 24% compared to the record second quarter of 2003. Origination revenues (debt) of euro 140 million increased by euro 71 million compared to the third quarter of 2002 due to resilient volumes and increased market share, primarily in investment grade new issuance. Revenues were euro 26 million lower than in the second quarter of 2003 primarily due to seasonal factors which are particularly relevant in the European market.

The third quarter Sales and Trading (equity) revenues of euro 738 million increased by euro 174 million compared to the same period of 2002 reflecting improved market sentiment and greater market opportunities. The decrease of euro 165 million compared to the strong second quarter of 2003 was due to lower derivative and convertible volumes during the summer months, although cash revenues held up well. Revenues from Origination (equity) of euro 146 million increased by euro 77 million compared to the third quarter of 2002 and by euro 40 million compared to the second quarter of 2003 reflecting an increased level of activity, particularly in equity-linked issues.

Advisory revenues were euro 107 million, down 15% from the third quarter of 2002 and 6% from the second quarter of 2003. These results reflected the continued low levels of activity in the M&A market generally.

Loan product revenues of euro 415 million decreased by euro 89 million compared to the third quarter of 2002 partly due to mark-to-market losses on credit derivatives used to hedge loan exposures and also to reductions in the overall loan portfolio. The increase of euro 50 million compared to the second quarter of 2003 primarily reflected lower losses on credit derivative hedges in the third quarter of 2003. Over the life of the credit derivative the losses on the mark-to-market element of these transactions will tend to materially offset, leaving the cost of the hedge as the ultimate expense.

The provision for credit losses of euro 182 million decreased euro 510 million compared to the third quarter of 2002. This reduction was mainly attributable to a one-off effect from the change in measurement of the other inherent loss allowance and to the provisions recorded in the third quarter of 2002 relating to last year's downturn in the telecommunications industry. The provision for credit losses was euro 89 million lower than in the second quarter of 2003.

Noninterest expenses of euro 2.0 billion decreased by euro 222 million compared to the third quarter of 2002. Higher performance-related compensation expenses were more than offset by reductions in other compensation expense categories and lower discretionary spending.

Noninterest expenses in the second quarter of 2003 included a release of restructuring reserves of euro 23 million after the full implementation of a restructuring plan initiated in the second quarter of 2002. Excluding this release, noninterest expenses decreased in the third quarter of 2003 by euro 199 million compared to the second quarter of 2003, mainly due to lower performance-related compensation expenses.

Global Transaction Banking Corporate Division (GTB)

  Global Transaction Banking                                    Three months ended        % change from          Nine months ended
  Corporate Division                                  ----------------------------------------------------------------------------
                                                      Sep 30,     Jun 30,   Sep 30,    2Q03        3Q02        Sep 30,     Sep 30,
  in euro m., except where indicated                     2003       2003      2002                               2003        2002
----------------------------------------------------------------------------------------------------------------------------------
  Transaction services                                    464        465        644       0          (28)        1,457      2,001
----------------------------------------------------------------------------------------------------------------------------------
  Other                                                    59         --         --     N/M          N/M           566         --
----------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                                      523        465        644      12          (19)        2,023      2,001
----------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                               (35)        (8)        15     N/M          N/M           (35)        (8)
----------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions               (12)       (13)       (25)     (8)         (53)          (41)        (6)
----------------------------------------------------------------------------------------------------------------------------------
  Total provision for credit losses                       (47)       (21)       (10)    123          N/M           (76)       (14)
----------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                                     415        440        555      (6)         (25)        1,329      1,699
----------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                         1         --         --     N/M          N/M            --         (1)
----------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                                 --         (4)        --    (100)         N/M            (6)        34
----------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                      --         --         --     N/M          N/M            --         --
----------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                           416        436        555      (5)         (25)        1,323      1,732
----------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                               8         36          3     (77)         182            50         19
----------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                              154         50         99     N/M           56           776        283
----------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit                                95         46         99     108           (4)          204        317
----------------------------------------------------------------------------------------------------------------------------------
  Other items:
----------------------------------------------------------------------------------------------------------------------------------
  Net gain on the sale of
  Global Securities Services business                      59         --         --     N/M          N/M           566         --
----------------------------------------------------------------------------------------------------------------------------------
  Additional information:
----------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                                   79         94         86     (15) ppt      (7) ppt       65         87
----------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %                        90         95         86      (5) ppt       4 ppt        91         85
----------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)                    22,319         --(2)      --(2)   --(2)        --(2)     22,319    25,098(3)
----------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions
  (BIS risk positions)                                 14,098     14,408     16,226      (2)         (13)       14,098     16,226
----------------------------------------------------------------------------------------------------------------------------------
  Average active equity                                 1,368      1,500      2,071      (9)         (34)        1,449      2,152
----------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                                 45         13         19      32 ppt       26 ppt        71         18
----------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                                      28         12         19      16 ppt        9 ppt        19         20
----------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(3)   As of December 31, 2002.

Global Transaction Banking generated income before income taxes of euro 154 million in the third quarter of 2003 compared to euro 99 million in the third quarter of 2002 and euro 50 million in the second quarter of 2003. Most of the increase was attributable to a further gain of euro 59 million from the sale of a substantial part of our GSS business in the first quarter of 2003. Excluding the aforementioned gain, net revenues of euro 464 million in the third quarter of 2003 decreased by euro 180 million compared to the third quarter of 2002 with the reduction mainly due to lower revenues following the sale of a substantial part of the GSS business. Revenues remained consistent with those of the second quarter of 2003.

The provision for credit losses was a net release of euro 47 million compared to a net release of euro 10 million in the third quarter of 2002 and a net release of euro 21 million in the second quarter of 2003.

Noninterest expenses of euro 416 million in the third quarter of 2003 decreased by euro 139 million compared to the same period of 2002 reflecting primarily the lower cost base after the GSS sale.

Noninterest expenses decreased by euro 20 million compared to the second quarter of 2003 that included severance payments relating to the realignment of our business activities in France.

Private Clients and Asset Management Group Division (PCAM)

  Private Clients and Asset Management                           Three months ended       % change from        Nine months ended
  Group Division                                         -----------------------------------------------------------------------
                                                         Sep 30,   Jun 30,   Sep 30,     2Q03     3Q02        Sep 30,   Sep 30,
  in euro m., except where indicated                       2003        2003      2002                             2003     2002
---------------------------------------------------------------------------------------------------------------------------------
  Portfolio/fund management                                 652         642       734       2       (11)         1,909     2,001
---------------------------------------------------------------------------------------------------------------------------------
  Brokerage                                                 409         397       330       3        24          1,232     1,164
---------------------------------------------------------------------------------------------------------------------------------
  Loans/deposits                                            555         576       599      (4)       (7)         1,728     1,816
---------------------------------------------------------------------------------------------------------------------------------
  Payments, account & remaining
  financial services                                        217         201       234       8        (8)           608       638
---------------------------------------------------------------------------------------------------------------------------------
  Other                                                     252         182       117      39       115            597     1,715
---------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                                      2,085       1,998     2,014       4         4          6,074     7,334
---------------------------------------------------------------------------------------------------------------------------------
  Therein:
  Total net interest and trading revenues                   697         631       596      10        17          1,996     2,211
---------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                  52          74        78     (30)      (33)           224       179
---------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions                  (4)          3        (1)    N/M       N/M             --        --
---------------------------------------------------------------------------------------------------------------------------------
  Total provision for credit losses                          48          77        77     (37)      (37)           224       179
---------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                                     1,696       1,617     1,747       5        (3)         4,921     5,403
---------------------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                           11           8         4      32       187             27       674
---------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                           1          10        (1)    (99)      N/M             12        24
---------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                                   --          --        --     N/M       N/M             --       246
---------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                        --          --        --     N/M       N/M             --        --
---------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                           1,708       1,635     1,750       4        (2)         4,960     6,347
---------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                               110         121        19     (10)      N/M            267        99
---------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                                329         286       187      15        76            890       808
---------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit                                 329         274       178      20        85            835       530
---------------------------------------------------------------------------------------------------------------------------------
  Other items:
---------------------------------------------------------------------------------------------------------------------------------
  Net gain from sale of businesses                           --          12         9    (100)     (100)            55       524
---------------------------------------------------------------------------------------------------------------------------------
  Additional information:
---------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                                     82          82        87    0 ppt       (5) ppt        82        87
---------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %                          82          82        87    0 ppt       (5) ppt        82        88
---------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)                     128,005          --(2)     --(2)   --(2)     --(2)     128,005   109,394(3)
---------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions
  (BIS risk positions)                                   63,366      62,682    61,252       1         3         63,366    61,252
---------------------------------------------------------------------------------------------------------------------------------
  Average active equity                                   7,946       7,889     8,664       1        (8)         7,970     7,759
---------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                                   17          14         9       3 ppt     8 ppt         15        14
---------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                                        17          14         8       3 ppt     9 ppt         14         9
---------------------------------------------------------------------------------------------------------------------------------
  Results of sold insurance and
  related activities:
---------------------------------------------------------------------------------------------------------------------------------
  Net revenues                                               --          --        --      --        --             --     1,295
---------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                                        --          --        --      --        --             --       104
---------------------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                           --          --        --      --        --             --       650
---------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                          --          --        --      --        --             --         6
---------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                              --          --        --      --        --             --       760
---------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                                --          --        --      --        --             --         1
---------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                                 --          --        --      --        --             --       535
---------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(3)   As of December 31, 2002.

Income before income taxes of Private Clients and Asset Management was euro 329 million in the third quarter of 2003, increases of euro 142 million compared to the third quarter of 2002 and euro 43 million compared to the second quarter of 2003. Both the third quarter of 2002 and the second quarter of 2003 were impacted by proceeds from the sales of businesses. The third quarter of 2002 included a gain of euro 9 million from the sale of an Italian subsidiary, and the second quarter of 2003 included a gain of euro 12 million from the sale of most of our Passive Asset Management business.

Excluding these sales proceeds, income before income taxes increased euro 151 million compared to the third quarter of 2002 and euro 55 million compared to the second quarter of 2003. The increase in comparison to the same period of 2002 was due mainly to higher revenues from real estate and brokerage services, and to a lesser extent, lower noninterest expenses. Compared to the second quarter of 2003 improved revenues were partly offset by a moderate increase in noninterest expenses.

Asset and Wealth Management Corporate Division

Asset and Wealth Management                                     Three months ended        % change from         Nine months ended
Corporate Division                                 ---------------------------------------------------------------------------------
                                                   Sep 30,     Jun 30,     Sep 30,      2Q03        3Q02       Sep 30,    Sep 30,
in euro m., except where indicated                    2003        2003        2002                                2003       2002
------------------------------------------------------------------------------------------------------------------------------------
     Portfolio/fund management (AM)                    549         539         608         2         (10)        1,598      1,566
     Portfolio/fund management (PWM)                    67          68          87        (2)        (23)          205        260
  Portfolio/fund management                            616         607         695         1         (11)        1,804      1,827
------------------------------------------------------------------------------------------------------------------------------------
  Brokerage                                            183         160         154        15          19           495        524
------------------------------------------------------------------------------------------------------------------------------------
  Loans/deposits                                        30          35          38       (16)        (21)          100        126
------------------------------------------------------------------------------------------------------------------------------------
  Payments, account & remaining
  financial services                                     3           3           2        (2)         23             9          6
------------------------------------------------------------------------------------------------------------------------------------
  Other                                                189          70          49       170         N/M           377        196
------------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                                 1,021         875         938        17           9         2,785      2,679
------------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                             (2)          2          22       N/M         N/M             3         21
------------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance
  sheet positions                                       (2)          1          --       N/M         N/M            --         --
------------------------------------------------------------------------------------------------------------------------------------
  Total provision
  for credit losses                                     (4)          3          22       N/M         N/M             3         21
------------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                                  780         732         874         7         (11)        2,239      2,446
------------------------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                      11           8           5        32         120            27         24
------------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                     --           9          (1)     (100)        N/M            11         18
------------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                              --          --           1       N/M         100            --          5
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                   --          --          --       N/M         N/M            --         --
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                        791         749         879         6         (10)        2,277      2,493
------------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                           11          22          17       (53)        (38)           43         55
------------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                           234         123          37        90         N/M           505        165
------------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit                            234         111          38       111         N/M           450        162
------------------------------------------------------------------------------------------------------------------------------------
  Other items:
------------------------------------------------------------------------------------------------------------------------------------
  Net gain from sale of businesses                      --          12          --      (100)        N/M            55          8
------------------------------------------------------------------------------------------------------------------------------------
  Additional information:
------------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                                77          86          94        (9) ppt    (17) ppt       82         93
------------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %                     77          86          94        (9) ppt    (17) ppt       83         92
------------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)                 51,837          --(2)       --(2)     --(2)       --(2)     51,837     37,642(3)
------------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions
  (BIS risk positions)                              12,907      12,922      14,287         0         (10)       12,907     14,287
------------------------------------------------------------------------------------------------------------------------------------
  Average active equity                              6,398       6,308       7,054         1          (9)        6,444      6,207
------------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                              15           8           2         7 ppt      13 ppt        10          4
------------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                                   15           7           2         8 ppt      13 ppt         9          3
------------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(3)   As of December 31, 2002.

Asset and Wealth Management recorded income before income taxes of euro 234 million, an increase of euro 197 million compared to the third quarter of 2002 and an increase of euro 111 million compared to the second quarter of 2003.

Net revenues of euro 1.0 billion in the third quarter of 2003 increased euro 83 million compared to the same quarter of 2002. This increase was mainly attributable to higher revenues from the real estate business and from brokerage services, driven by successful product placements and the strategy to increase return on assets by offering more tailor-made and structured products to support our clients' needs. This was partially offset by lower fees from portfolio/fund management subsequent to an overall decline in invested assets.

The increase in net revenues of euro 146 million compared to the second quarter of 2003 was mainly attributable to higher revenues from the real estate business including significant gains on the sale of equity method investments. In addition, revenues from portfolio/fund management and brokerage improved, due mainly to increased performance fees and successful product placements.

The provision for credit losses was a net release of euro 4 million compared to provisions of euro 22 million in the third quarter of 2002 and euro 3 million in the second quarter of 2003.

Noninterest expenses of euro 791 million in the third quarter of 2003 decreased by euro 88 million compared to the third quarter of 2002. Savings were achieved in most categories mainly due to reduced headcount and ongoing cost containment efforts, partially offset by higher performance-related compensation, associated with improved revenues and higher deal flow in DB Real Estate.

The increase of euro 42 million in noninterest expenses compared to the second quarter of 2003 was predominantly due to performance-related compensation and non-compensation costs associated with higher deal flow in DB Real Estate.

Private & Business Clients Corporate Division (PBC)

  Private & Business Clients                                    Three months ended         % change from        Nine months ended
  Corporate Division                               Sep 30,     Jun 30,     Sep 30,      2Q03        3Q02       Sep 30,    Sep 30,
  in euro m., except where indicated                  2003        2003        2002                                2003       2002
------------------------------------------------------------------------------------------------------------------------------------
  Portfolio/fund management                             36          34          39         4          (8)          106        174
------------------------------------------------------------------------------------------------------------------------------------
  Brokerage                                            226         237         176        (5)         28           737        640
------------------------------------------------------------------------------------------------------------------------------------
  Loans/deposits                                       525         541         561        (3)         (6)        1,628      1,690
------------------------------------------------------------------------------------------------------------------------------------
  Payments, account & remaining
  financial services                                   214         198         232         8          (8)          599        632
------------------------------------------------------------------------------------------------------------------------------------
  Other                                                 64         112          68       (43)         (6)          219      1,519
------------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                                 1,065       1,122       1,076        (5)         (1)        3,289      4,655
------------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                             55          72          57       (24)         (4)          221        158
------------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance
  sheet positions                                       (2)          1          (1)      N/M          85            --         --
------------------------------------------------------------------------------------------------------------------------------------
  Total provision for credit losses                     53          73          56       (29)         (6)          221        158
------------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                                  917         885         873         4           5         2,682      2,957
------------------------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                      --          --          (1)      N/M         N/M            --        650
------------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                     --           2          (1)     (100)        N/M             1          6
------------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                              --          --          (1)      N/M         N/M            --        241
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                   --          --          --       N/M         N/M            --         --
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                        917         887         870         3           5         2,683      3,854
------------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                           99          99           2         0         N/M           224         44
------------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                            95         162         150       (42)        (37)          385        643
------------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit                             95         162         140       (42)        (32)          385        368
------------------------------------------------------------------------------------------------------------------------------------
  Other items:
------------------------------------------------------------------------------------------------------------------------------------
  Net gain on the sale of businesses                    --          --           9       N/M        (100)           --        516
------------------------------------------------------------------------------------------------------------------------------------
  Additional information:
------------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                                86          79          81         7 ppt       5 ppt        82         83
------------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %                     86          79          82         7 ppt       4 ppt        82         85
------------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)                 77,679       --(2)       --(2)        --(2)       --(2)     77,679     74,039(3)
------------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions
  (BIS risk positions)                              50,459      49,761      46,884         1           8        50,459     46,884
------------------------------------------------------------------------------------------------------------------------------------
  Average active equity                              1,547       1,581       1,610        (2)         (4)        1,526      1,552
------------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                              25          41          37       (16) ppt    (12) ppt       34         55
------------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                                   25          41          35       (16) ppt    (10) ppt       34         32
------------------------------------------------------------------------------------------------------------------------------------
  Results of sold insurance and
  related activities:
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues                                          --          --          --        --          --            --      1,287
------------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                                   --          --          --        --          --            --        104
------------------------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                      --          --          --        --          --            --        650
------------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                     --          --          --        --          --            --          6
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                         --          --          --        --          --            --        760
------------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                           --          --          --        --          --            --          1
------------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                            --          --          --        --          --            --        527
------------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(3)   As of December 31, 2002.

Income before income taxes of euro 95 million in Private & Business Clients decreased by euro 55 million compared to the third quarter of 2002 due mainly to costs related to ongoing business integration activities and headcount reductions, primarily in Germany.

Income before income taxes decreased by euro 67 million compared to the second quarter of 2003. The second quarter of 2003 included euro 55 million in realized gains on securities available for sale.

Net revenues of euro 1.1 billion declined by euro 11 million compared to the third quarter of 2002. This is basically the net impact of a gain on the sale of an Italian subsidiary in the third quarter of 2002, improved results from brokerage activities due to increased client activity and lower net interest revenues from deposits.

Net revenues declined by euro 57 million compared to the second quarter of 2003, primarily attributable to the aforementioned realized gains of euro 55 million. Additionally, net interest revenues from deposits decreased due to continuing low market interest rates. Brokerage-related revenues declined due to lower trading volume in the summer months.

The provision for credit losses of euro 53 million in the third quarter of 2003 decreased by euro 3 million compared to the third quarter of 2002 and by euro 20 million compared to the second quarter of 2003.

Noninterest expenses of euro 917 million increased by euro 47 million compared to the third quarter of 2002. This increase was driven by severance payments, mainly in Germany. Excluding severance payments, expenses decreased by euro 50 million, reflecting the benefits of cost containment initiatives that led to a substantial headcount reduction.

Noninterest expenses increased euro 30 million compared to the second quarter of 2003. Ongoing charges related to business integration activities and higher marketing expenses more than offset lower non-performance-related compensation expenses after the aforementioned headcount reductions.

Corporate Investments Group Division (CI)


   Corporate Investments                                       Three months ended       % change from           Nine months ended
   Group Division                               ------------------------------------------------------------------------------------
                                                Sep 30,      Jun 30,      Sep 30,     2Q03       3Q02        Sep 30,      Sep 30,
   in euro m., except where indicated              2003         2003         2002                               2003         2002
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues                                        9           81          191      (89)       (95)          (977)       2,948
------------------------------------------------------------------------------------------------------------------------------------
  Therein: Net interest and
  trading revenues                                  (47)          56          (67)     N/M        (30)           (14)         193
------------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                           9            7           32       25        (71)            36          117
------------------------------------------------------------------------------------------------------------------------------------
  Provision for off-balance
  sheet positions                                    (1)          (1)          --       10        N/M             (2)          (4)
------------------------------------------------------------------------------------------------------------------------------------
  Total provision for
  credit losses                                       8            6           32       28        (75)            34          113
------------------------------------------------------------------------------------------------------------------------------------
  Operating cost base                               100          230          270      (56)       (63)           569          897
------------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                  (8)          (2)          (5)     N/M         77            (20)          (9)
------------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                           --           --           --      N/M        N/M             --            1
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                --           --           --      N/M        N/M            114           --
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(1)                      92          228          265      (60)       (65)           663          889
------------------------------------------------------------------------------------------------------------------------------------
  Therein: Severance payments                        (1)          11            1      N/M        N/M             15           11
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                 (91)        (153)        (106)     (40)       (13)        (1,674)       1,946
------------------------------------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit (loss)                  (61)          32         (183)     N/M        (66)          (191)        (436)
------------------------------------------------------------------------------------------------------------------------------------
  Other items:
------------------------------------------------------------------------------------------------------------------------------------
  Net gains/losses from businesses
  sold/held for sale                                (25)         (61)         390      (59)       N/M           (134)          88
------------------------------------------------------------------------------------------------------------------------------------
  Significant equity pick-ups/net
  gains/losses from investments(2)                  (38)        (169)        (334)     (77)       (89)          (922)        (831)
------------------------------------------------------------------------------------------------------------------------------------
  Net gains/losses on securities
  available for sale/industrial
  holdings incl. hedging                             33           45           21      (26)        57           (313)       3,126
------------------------------------------------------------------------------------------------------------------------------------
  Additional information:
------------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio in %                            N/M          N/M          139      N/M        N/M            N/M           30
------------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio in %                 N/M           86          N/M      N/M        N/M            145          159
------------------------------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)              20,235           --(3)        --(3)    --(3)      --(3)      20,235       26,536(4)
------------------------------------------------------------------------------------------------------------------------------------
  Risk-weighted positions
  (BIS risk positions)                           14,442       16,762       26,293      (14)       (45)        14,442       26,293
------------------------------------------------------------------------------------------------------------------------------------
  Average active equity                           4,672        5,628        6,461      (17)       (28)         5,549        6,894
------------------------------------------------------------------------------------------------------------------------------------
  RoE in %                                           (8)         (11)          (7)     3 ppt       (1) ppt       (40)          38
------------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE in %                                (5)           2          (11)     (7) ppt      6 ppt         (5)          (8)
------------------------------------------------------------------------------------------------------------------------------------

N/M - Not meaningful ppt - percentage points
(1) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(2) Includes net gains/losses from significant equity method investments and other significant investments.
(3) All comparisons of balance sheet items in this Interim Report compare amounts as of September 30, 2003 to amounts as of December 31, 2002.
(4)   As of December 31, 2002.

Corporate Investments reported a loss before income taxes of euro 91 million in the third quarter of 2003 compared to a loss before income taxes of euro 106 million in the same period in 2002 and a loss before income taxes of euro 153 million in this year's second quarter. The results of the third quarter of 2003 included net gains on sales from our industrial holdings and other portfolios, which were more than offset by losses on our equity and other investments and mark-to-market losses related to hedging our equity exposure.

Net revenues were euro 9 million in the third quarter of 2003, a decrease of euro 182 million compared to the same period in 2002, and euro 72 million below the second quarter of 2003. The third quarter of 2002 included a net gain from the merger and subsequent deconsolidation of EUROHYPO AG. The decrease in revenues compared to the second quarter of 2003 was largely the result of a decline in dividend income on industrial holdings in the third quarter of 2003. The decrease was also partly the result of the sale and deconsolidation of Center Parcs in the first quarter of 2003 and Tele Columbus in the third quarter of 2003.

Improving equity markets in the third quarter of 2003 allowed us to recognize net gains from our industrial holdings portfolio of euro 78 million relating primarily to the sale of HeidelbergCement AG. Offsetting these gains were net losses from equity method investments of euro 43 million and net losses of euro 25 million relating to businesses sold and businesses held for sale. In addition, other revenues included net gains of euro 5 million on other investments including a gain on the sale of SES Global S.A. and net losses on other investments. The mark-to-market losses relating to hedging our equity exposure were euro 45 million.

Net revenues of euro 191 million in the third quarter of 2002 were due principally to a net gain of euro 390 million arising from the aforementioned merger of EUROHYPO AG, offset by net losses on our equity investments of euro 334 million including a net loss of euro 236 million on our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Net gains from our industrial holdings in that quarter were euro 21 million.

In the second quarter of 2003, net revenues were euro 81 million which included net gains on our industrial holdings portfolio of euro 143 million relating primarily to the sale of mg technologies ag and the reduction of our holding in Allianz AG. Net revenues also included dividend income of euro 209 million from our industrial holdings portfolio. Offsetting these gains were net losses of euro 115 million from equity method investments, net losses of euro 54 million on other investments, net losses of euro 61 million related to businesses sold and businesses held for sale and losses of euro 98 million related to hedging our equity exposure.

The provision for credit losses was euro 8 million in the third quarter of 2003 compared to euro 32 million in the same period in 2002 and euro 6 million in this year's second quarter. The euro 24 million decline year-on-year was primarily attributable to the reduction of credit exposure following the merger and subsequent deconsolidation of EUROHYPO AG and the sale of most of our North American financial services businesses.

Noninterest expenses decreased by euro 173 million, or 65%, compared to the third quarter of 2002 and decreased by euro 136 million, or 60%, compared to the second quarter of 2003. Comparisons to both periods were favorable due to the sale of buildings, lease terminations and sub-letting subsequent to headcount reductions. The sale of businesses was an additional factor in the decline from the third quarter of 2002 and the aforementioned sale of Tele Columbus was a further reason for the decrease from the second quarter of 2003.

Independent Accountants' Review Report

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2003, and the related statements of income and comprehensive income for the three month and nine month periods ended September 30, 2003 and 2002, and the related statements of changes in shareholders' equity and cash flows for the nine month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

Frankfurt am Main,
October 29, 2003

Income Statement
      Deutsche Bank Group

                                                                                 Three months ended             Nine months ended
  Income Statement                                                       -----------------------------------------------------------
  in euro m.                                                             Sep 30, 2003  Sep 30, 2002   Sep 30, 2003   Sep 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
  Net interest revenues                                                         1,612         1,711          4,590          5,770
------------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                                       174           753            894          1,611
------------------------------------------------------------------------------------------------------------------------------------
  Net interest revenues after provision for loan losses                         1,438           958          3,696          4,159
------------------------------------------------------------------------------------------------------------------------------------
  Commissions and fees from fiduciary activities                                  801         1,047          2,403          2,962
------------------------------------------------------------------------------------------------------------------------------------
  Commissions, broker's fees, markups on securities
  underwriting and other securities activities                                    921           845          2,672          3,244
------------------------------------------------------------------------------------------------------------------------------------
  Fees for other customer services                                                657           620          1,904          1,954
------------------------------------------------------------------------------------------------------------------------------------
  Insurance premiums                                                               29            24             83            712
------------------------------------------------------------------------------------------------------------------------------------
  Trading revenues, net                                                           940           904          4,253          3,277
------------------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities available for sale                              69            36           (125)         2,986
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) from equity method investments                                139          (263)          (569)          (660)
------------------------------------------------------------------------------------------------------------------------------------
  Other revenues, net                                                              (7)          540            849            903
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest revenues                                                    3,549         3,753         11,470         15,378
------------------------------------------------------------------------------------------------------------------------------------
  Compensation and benefits                                                     2,584         2,943          7,967          8,765
------------------------------------------------------------------------------------------------------------------------------------
  Net occupancy expense of premises                                               286           311            948            966
------------------------------------------------------------------------------------------------------------------------------------
  Furniture and equipment                                                          48            51            134            165
------------------------------------------------------------------------------------------------------------------------------------
  IT costs                                                                        457           539          1,395          1,707
------------------------------------------------------------------------------------------------------------------------------------
  Agency and other professional service fees                                      180           189            491            547
------------------------------------------------------------------------------------------------------------------------------------
  Communication and data services                                                 151           196            480            600
------------------------------------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims                                                 37            26            102            729
------------------------------------------------------------------------------------------------------------------------------------
  Other expenses                                                                  489           637          1,484          2,141
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                                              --            --            114             --
------------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                                                         --            --            (29)           605
------------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses                                                    4,232         4,892         13,086         16,225
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income tax expense (benefit)
  and cumulative effect of accounting changes                                     755          (181)         2,080          3,312
------------------------------------------------------------------------------------------------------------------------------------
  Income tax expense (benefit)                                                    252           (12)         1,178            144
------------------------------------------------------------------------------------------------------------------------------------
  Income tax expense from the reversing effect of the
  change in effective tax rate                                                     78           130            124          2,703
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before cumulative effect of
  accounting changes, net of tax                                                  425          (299)           778            465
------------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of accounting changes, net of tax                             151            --            151             37
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                               576          (299)           929            502
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 Three months ended             Nine months ended
  Earnings per Share                                                     -----------------------------------------------------------
  in euro                                                                Sep 30, 2003  Sep 30, 2002   Sep 30, 2003   Sep 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
  Basic
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before cumulative effect of accounting
  changes, net of tax                                                            0.80         (0.49)          1.36           0.75
  Cumulative effect of accounting changes, net of tax                            0.28            --           0.27           0.06
  Reported net income (loss)                                                     1.08         (0.49)          1.63           0.81
------------------------------------------------------------------------------------------------------------------------------------
  Diluted
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before cumulative effect of accounting
  changes, net of tax(1)                                                         0.73         (0.49)          1.30           0.74
  Cumulative effect of accounting changes, net of tax                            0.27            --           0.25           0.06
------------------------------------------------------------------------------------------------------------------------------------
  Diluted net income (loss)                                                      1.00         (0.49)          1.55           0.80
------------------------------------------------------------------------------------------------------------------------------------
  Denominator for basic earnings per share -
  weighted-average shares outstanding                                     535,568,907   615,100,309    570,041,314    622,566,397
------------------------------------------------------------------------------------------------------------------------------------
  Denominator for diluted earnings per share - adjusted
  weighted-average shares after assumed conversions
  (except for the third quarter of 2002)                                  556,083,317   615,100,309    598,105,067    627,113,183
------------------------------------------------------------------------------------------------------------------------------------

(1) Including effect of dilutive derivatives, net of tax in the third quarter of 2003.

Statement of Comprehensive Income
      Deutsche Bank Group

                                                                                   Three months ended            Nine months ended
  Statement of Comprehensive Income                                      -----------------------------------------------------------
  in euro m.                                                             Sep 30, 2003    Sep 30, 2002  Sep 30, 2003   Sep 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                               576           (299)           929            502
------------------------------------------------------------------------------------------------------------------------------------
  Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in
  Germany                                                                          78            130            124          2,703
------------------------------------------------------------------------------------------------------------------------------------
  Unrealized gains/losses on securities available for sale
    Unrealized net gains (losses) arising during the period,
    net of tax and other                                                          116         (3,292)           380         (5,121)
    Net reclassification adjustment for realized net
    (gains) losses, net of applicable tax and other                               (67)           (33)           310         (3,005)
------------------------------------------------------------------------------------------------------------------------------------
  Unrealized net gains (losses) on derivatives hedging
  variability of cash flows, net of tax                                            (1)            19            (11)            28
------------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    Unrealized net losses arising during the period,
    net of tax                                                                    (44)           (54)          (486)        (1,133)
    Net reclassification adjustment for realized net
    gains, net of tax                                                              --             --            (41)            --
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive income (loss)                                          82         (3,230)           276         (6,528)
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income (loss)                                                     658         (3,529)         1,205         (6,026)
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet
      Deutsche Bank Group

Assets in euro m.                                  Sep 30, 2003   Dec 31, 2002
--------------------------------------------------------------------------------
  Cash and due from banks                                 7,412          8,979
--------------------------------------------------------------------------------
  Interest-earning deposits with banks                   16,348         25,691
--------------------------------------------------------------------------------
  Central bank funds sold and securities
  purchased under resale agreements                     130,089        117,689
--------------------------------------------------------------------------------
  Securities borrowed                                    80,441         37,569
--------------------------------------------------------------------------------
  Trading assets                                        354,009        297,062
--------------------------------------------------------------------------------
  Securities available for sale                          23,867         21,619
--------------------------------------------------------------------------------
  Other investments                                       9,702         10,768
--------------------------------------------------------------------------------
  Loans, net                                            162,114        167,303
--------------------------------------------------------------------------------
  Premises and equipment, net                             7,384          8,883
--------------------------------------------------------------------------------
  Goodwill                                                7,106          8,372
--------------------------------------------------------------------------------
  Other intangible assets, net                            1,235          1,411
--------------------------------------------------------------------------------
  Other assets related to insurance business              8,566          7,797
--------------------------------------------------------------------------------
  Due from customers on acceptances                          71             99
--------------------------------------------------------------------------------
  Accrued interest receivable                             4,023          4,208
--------------------------------------------------------------------------------
  Other assets                                           51,961         40,905
--------------------------------------------------------------------------------
  Total assets                                          864,328        758,355
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity in euro m.    Sep 30, 2003   Dec 31, 2002
--------------------------------------------------------------------------------
  Noninterest-bearing deposits
    Domestic offices                                     20,486        21,960
    Foreign offices                                       6,964         8,598
--------------------------------------------------------------------------------
  Interest-bearing deposits
    Domestic offices                                     86,997        95,033
    Foreign offices                                     204,792       202,034
--------------------------------------------------------------------------------
  Total deposits                                        319,239       327,625
--------------------------------------------------------------------------------
  Trading liabilities                                   161,544       131,212
--------------------------------------------------------------------------------
  Central bank funds purchased and securities
  sold under repurchase agreements                      119,774        90,709
--------------------------------------------------------------------------------
  Securities loaned                                      18,969         8,790
--------------------------------------------------------------------------------
  Other short-term borrowings                            26,448        11,573
--------------------------------------------------------------------------------
  Acceptances outstanding                                    71            99
--------------------------------------------------------------------------------
  Insurance policy claims and reserves                    9,402         8,557
--------------------------------------------------------------------------------
  Accrued interest payable                                4,456         4,668
--------------------------------------------------------------------------------
  Other liabilities                                      75,061        37,695
--------------------------------------------------------------------------------
  Long-term debt                                         99,627       104,055
--------------------------------------------------------------------------------
  Trust preferred securities                                 --         3,103
--------------------------------------------------------------------------------
  Obligation to purchase common shares                    2,310           278
--------------------------------------------------------------------------------
  Total liabilities                                     836,901       728,364
--------------------------------------------------------------------------------
  Common shares, no par value, nominal
  value of euro 2.56                                      1,490         1,592
--------------------------------------------------------------------------------
  Additional paid-in capital                             11,147        11,199
--------------------------------------------------------------------------------
  Retained earnings                                      20,030        22,087
--------------------------------------------------------------------------------
  Common shares in treasury, at cost                       (349)       (1,960)
--------------------------------------------------------------------------------
  Equity classified as obligation to
  purchase common shares                                 (2,310)         (278)
--------------------------------------------------------------------------------
  Share awards                                              747           955
--------------------------------------------------------------------------------
  Accumulated other comprehensive income

    Deferred tax on unrealized net gains on
    securities available for sale relating to
    1999 and 2000 tax rate changes in Germany            (2,919)       (3,043)

    Unrealized net gains on securities available
    for sale, net of applicable tax and other               846           156

    Unrealized net gains (losses) on derivatives
    hedging variability of cash flows, net of tax           (10)            1

    Minimum pension liability, net of tax                    (8)           (8)

    Foreign currency translation, net of tax             (1,237)         (710)
--------------------------------------------------------------------------------
  Total accumulated other comprehensive income           (3,328)       (3,604)
--------------------------------------------------------------------------------
  Total shareholders' equity                             27,427        29,991
--------------------------------------------------------------------------------
  Total liabilities and shareholders' equity            864,328       758,355
--------------------------------------------------------------------------------

Statement of Changes in Shareholders' Equity
      Deutsche Bank Group

                                                                           Nine months ended
Statement of Changes in Shareholders' Equity                   ------------------------------
in euro m.                                                     Sep 30, 2003     Sep 30, 2002
---------------------------------------------------------------------------------------------
  Common shares
  Balance, beginning of year                                          1,592            1,591
  Common shares distributed under employee benefit plans                 --                1
  Retirement of common shares                                          (102)              --
  Balance, end of period                                              1,490            1,592
---------------------------------------------------------------------------------------------
  Additional paid-in capital
  Balance, beginning of year                                         11,199           11,253
  Common shares distributed under employee benefit plans                 --               21
  Net losses on treasury shares sold                                    (36)            (138)
  Other                                                                 (16)              54
  Balance, end of period                                             11,147           11,190
---------------------------------------------------------------------------------------------
  Retained earnings
  Balance, beginning of year                                         22,087           22,619
  Net income                                                            929              502
  Cash dividends declared and paid                                     (756)            (800)
  Net losses on treasury shares sold                                   (400)              --
  Retirement of common shares                                        (1,801)              --
  Other                                                                 (29)             (28)
  Balance, end of period                                             20,030           22,293
---------------------------------------------------------------------------------------------
  Common shares in treasury, at cost
  Balance, beginning of year                                         (1,960)            (479)
  Purchases of shares                                               (20,154)         (25,992)
  Sale of shares                                                     19,217           24,395
  Shares retired                                                      1,903               --
  Treasury shares distributed under employee benefit plans              645              848
  Balance, end of period                                               (349)          (1,228)
---------------------------------------------------------------------------------------------
  Equity classified as obligation to purchase common shares
  Balance, beginning of year                                           (278)              --
  Additions                                                          (2,911)            (330)
  Deductions                                                            879               19
  Balance, end of period                                             (2,310)            (311)
---------------------------------------------------------------------------------------------
  Share awards - common shares issuable
  Balance, beginning of year                                          1,955            1,666
  Deferred share awards granted, net                                    863            1,173
  Deferred shares distributed                                          (645)            (860)
  Balance, end of period                                              2,173            1,979
---------------------------------------------------------------------------------------------
  Share awards - deferred compensation
  Balance, beginning of year                                         (1,000)            (767)
  Deferred share awards granted, net                                   (863)          (1,173)
  Amortization of deferred compensation, net                            437              785
  Balance, end of period                                             (1,426)          (1,155)
---------------------------------------------------------------------------------------------
  Accumulated other comprehensive income
  Balance, beginning of year                                         (3,604)           4,310
  Change in deferred tax on unrealized net gains on securities available for sale
  relating to 1999 and 2000 tax rate changes in Germany                 124            2,703
  Change in unrealized net gains on securities available for sale,
  net of applicable tax and other                                       690           (8,126)
  Change in unrealized net gains/losses on derivatives hedging variability of cash flows,
  net of tax                                                            (11)              28
  Foreign currency translation, net of tax                             (527)          (1,133)
  Balance, end of period                                             (3,328)          (2,218)
---------------------------------------------------------------------------------------------
  Total shareholders' equity, end of period                          27,427           32,142

Cash Flow Statement
      Deutsche Bank Group


                                                                                   Nine months ended
Cash Flow Statement                                                    -----------------------------
in euro m.                                                             Sep 30, 2003     Sep 30, 2002
------------------------------------------------------------------------------------------------------
  Net income                                                                    929              502
------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash
  (used in) provided by operating activities
    Provision for loan losses                                                   894            1,611
    Restructuring activities                                                    (29)             605
    Gain on sale of securities available for sale, other investments,
    loans and other                                                               6           (3,648)
    Deferred income taxes, net                                                  324            2,147
    Impairment, depreciation and other amortization and accretion             2,439            1,435
    Cumulative effect of accounting changes, net of tax                        (151)             (37)
    Share of net loss from equity method investments                             84              324
------------------------------------------------------------------------------------------------------
  Income adjusted for noncash charges, credits and other items                4,496            2,939
------------------------------------------------------------------------------------------------------
  Net change in
    Trading assets                                                          (45,990)          (8,539)
    Other assets                                                            (11,427)          (4,000)
    Trading liabilities                                                      31,029           16,848
    Other liabilities                                                        18,952           (4,585)
    Other, net                                                                  613              977
------------------------------------------------------------------------------------------------------
  Net cash (used in) provided by operating activities                        (2,327)           3,640
------------------------------------------------------------------------------------------------------
  Net change in
    Interest-earning deposits with banks                                      9,607            5,022
    Central bank funds sold and securities purchased under resale
    agreements                                                              (12,293)         (17,778)
    Securities borrowed                                                     (42,871)         (18,306)
    Loans                                                                     6,540            6,051
  Proceeds from
    Sale of securities available for sale                                    11,443           21,186
    Maturities of securities available for sale                               4,400            5,023
    Sale of other investments                                                 1,187            4,207
    Sale of loans                                                             6,625            4,829
    Sale of premises and equipment                                            1,465              294
  Purchase of
    Securities available for sale                                           (15,759)         (18,257)
    Other investments                                                        (1,996)          (2,898)
    Loans                                                                    (4,894)          (2,112)
    Premises and equipment                                                     (629)          (1,595)
  Net cash received (paid) for business combinations/divestitures             2,383           (2,278)
  Other, net                                                                    150            2,444
------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     (34,642)         (14,168)
------------------------------------------------------------------------------------------------------
  Net change in
    Deposits                                                                 (8,334)         (23,364)
    Securities loaned and central bank funds purchased and securities
    sold under repurchase agreements                                         35,808           39,221
    Other short-term borrowings                                               7,023           (4,067)
  Issuances of long-term debt and trust preferred securities                 25,054           28,625
  Repayments and extinguishments of long-term debt and
  trust preferred securities                                                (21,211)         (26,631)
  Issuances of common shares                                                     --               22
  Purchases of treasury shares                                              (20,154)         (25,992)
  Sale of treasury shares                                                    18,683           24,307
  Cash dividends paid                                                          (756)            (800)
  Other, net                                                                    (28)             171
------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                  36,085           11,492
------------------------------------------------------------------------------------------------------
  Net effect of exchange rate changes on cash and due from banks               (683)            (563)
------------------------------------------------------------------------------------------------------
  Net (decrease) increase in cash and due from banks                         (1,567)             401
  Cash and due from banks, beginning of period                                8,979           10,388
  Cash and due from banks, end of period                                      7,412           10,789
------------------------------------------------------------------------------------------------------
  Interest paid                                                              17,047           25,501
  Income taxes paid, net                                                        388              336

Basis of Presentation

The accompanying consolidated financial statements as of September 30, 2003 and 2002 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche
Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2002 Annual Report and Form 20-F.

Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles and on the income statement, the balance sheet and segment information.

Accounting Method Required by U.S. GAAP for the 1999 and 2000 Change in German Tax Rates

A detailed description of this accounting method is given on pages 75 to 77 of our Form 20-F filed March 27, 2003 and on pages 61 to 64 of our Annual Report for 2002. We summarize this description below: The Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.

Deferred Tax in OCI

The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Industrial Holdings, which holds most of our industrial holdings.

in euro bn.                           Sep 30, 2003       Dec 31, 2002      Dec 31, 2001      Dec 31, 2000
------------------------------------------------------------------------------------------------------------
Market value                                   5.0                5.3              14.1              17.5
------------------------------------------------------------------------------------------------------------
Cost                                           4.5                5.0               5.7               5.6
------------------------------------------------------------------------------------------------------------
Net unrealized gains in accumulated other
comprehensive income                           0.5                0.3               8.4              11.9
------------------------------------------------------------------------------------------------------------
Less deferred tax relating to 1999 and
2000 tax rate changes in Germany               2.8                2.9               5.5               6.5
------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
income, net                                   (2.3)              (2.6)              2.9               5.4
------------------------------------------------------------------------------------------------------------

Income Tax Expense from the Reversing Effect of the Change in Effective Tax Rate

The accounting for income tax rate changes may result in significant impacts on our results of operations in periods in which we sell these securities as illustrated in 2002 and 2001 when we sold portions of our industrial holdings. The gains resulting from most of these sales were not subject to tax. However, we recognized tax expenses due to reversals of amounts fixed at the time of the change in tax rates amounting to euro 124 million for the nine months ended September 30, 2003, euro 2.8 billion in fiscal 2002 and euro 995 million in fiscal 2001.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital. The entire procedure is a U.S. GAAP-specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Impact of Changes in Accounting Principles

SFAS 146

Effective January 1, 2003, the Group adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94 - 3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Group's consolidated financial statements.

FIN 45

Effective January 1, 2003, the Group adopted the accounting provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect
Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on the Group's consolidated financial statements.

SFAS 148

The Group adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Generally, the fair value-based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

The majority of the Group's stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. The potential impact, if any, on the Group's consolidated financial statements of prospectively adopting the fair value provisions of SFAS 123 on future option awards is currently being evaluated.

FIN 46

Effective  July 1,  2003,  the Group has  applied  FASB  Interpretation  No. 46,
"Consolidation of Variable Interest Entities" ("FIN 46") to those variable interest entities which are expected to require consolidation at December 31, 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated.

The Interpretation is effective immediately for entities established after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003 the FASB deferred the effective date so that, for the Group, application may be deferred for some or all such variable interest entities until December 31, 2003. The Group has elected not to apply FIN 46 to certain variable interest entities created before February 1, 2003, that may not require consolidation at December 31, 2003. The Group has applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. As a result, the Group recorded a euro 140 million gain, net of tax, as a cumulative effect of a change in accounting principle and total assets increased by euro 18 billion.

The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that the Group administers in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which the Group guarantees the value of units investors purchase.

The beneficial interests of the investors in the guaranteed value mutual funds are reported as other liabilities and totaled euro 18 billion at September 30, 2003. The assets of the funds consist primarily of trading assets in the amount of euro 13 billion. The net revenues of these funds due to investors totaled euro 33 million for the quarter. These net revenues of the funds consist of euro 96 million of net interest revenues, euro (48) million of trading revenues mainly stemming from hedging activities and euro 15 million of expenses for fund administration. The obligation to pass the net revenues to the investors is recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of euro 33 million.

Certain entities were de-consolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were de-consolidated.

SFAS 149

Effective July 1, 2003, the Group adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging
Activities." The adoption of SFAS 149 did not have a material impact on the Group's consolidated financial statements.

SFAS 150

Effective July 1, 2003, the Group adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of euro 56.17 which were entered into to satisfy obligations under employee share compensation awards. The Group recognized an after-tax gain of euro 11 million as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders' equity of euro 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during the quarter have reduced the obligation to purchase common shares to euro
2.3 billion as of September 30, 2003. Since July 1, 2003, interest on these contracts has been recorded as interest expense instead of as a direct reduction of shareholders' equity.

The accounting for physically settled forward contracts reduces equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the three months ended September 30, 2003 related to the forward purchase contracts described above is
46.8 million shares.

Information on the Income Statement
      Deutsche Bank Group


Net Interest Revenues

                                                 Three months ended                     Nine months ended
                                    -----------------------------------------------------------------------
   in euro m.                       Sep 30, 2003       Sep 30, 2002       Sep 30, 2003       Sep 30, 2002
-----------------------------------------------------------------------------------------------------------
   Interest revenues                       7,015              9,479             21,425             28,766
-----------------------------------------------------------------------------------------------------------
   Interest expense                        5,403              7,768             16,835             22,996
-----------------------------------------------------------------------------------------------------------
   Net interest revenues                   1,612              1,711              4,590              5,770
-----------------------------------------------------------------------------------------------------------

Commissions and Fee Revenues

                                                 Three months ended                     Nine months ended
                                    -----------------------------------------------------------------------
   in euro m.                       Sep 30, 2003       Sep 30, 2002       Sep 30, 2003       Sep 30, 2002
-----------------------------------------------------------------------------------------------------------
   Commissions and
   fees from fiduciary
   activities                                801              1,047              2,403              2,962

   Commissions for
   administration                             64                158                209                471

   Commissions for assets
   under management                          742                836              2,174              2,402

   Commissions for other
   securities business                       (5)                 53                 20                 89
-----------------------------------------------------------------------------------------------------------
   Commissions,
   broker's fees,
   markups on
   securities under-
   writing and other
   securities activities                     921                845              2,672              3,244

   Underwriting and
   advisory fees                             419                283              1,206              1,330

   Brokerage fees                            502                562              1,466              1,914
-----------------------------------------------------------------------------------------------------------
   Fees for other
   customer services                         657                620              1,904              1,954
-----------------------------------------------------------------------------------------------------------
   Total                                   2,379              2,512              6,979              8,160
-----------------------------------------------------------------------------------------------------------

Net Gains (Losses) on Securities Available for Sale

                                                 Three months ended                     Nine months ended
                                    -----------------------------------------------------------------------
   in euro m.                       Sep 30, 2003       Sep 30, 2002       Sep 30, 2003       Sep 30, 2002
-----------------------------------------------------------------------------------------------------------
   Debt securities -
   gross realized gains                        9                 14                 91                117
-----------------------------------------------------------------------------------------------------------
   Debt securities -
   gross realized losses(1)                   (7)               (23)               (29)              (183)
-----------------------------------------------------------------------------------------------------------
   Equity securities -
   gross realized gains                       74                126                295              3,505
-----------------------------------------------------------------------------------------------------------
   Equity securities -
   gross realized losses(1)                   (7)               (81)              (482)              (453)
-----------------------------------------------------------------------------------------------------------
   Total                                      69                 36              (125)              2,986
-----------------------------------------------------------------------------------------------------------

(1)   Includes write-downs for other-than-temporary impairment.

SFAS 123 Pro forma Information

                                              Three months ended                    Nine months ended
                                  ------------------------------      -------------------------------
  in euro m.                      Sep 30, 2003      Sep 30, 2002      Sep 30, 2003       Sep 30, 2002
-----------------------------------------------------------------------------------------------------
  Net income (loss),
  as reported                              576              (299)              929                502
-----------------------------------------------------------------------------------------------------
  Add: Share-based
  compensation expense
  included in reported
  net income (loss), net
  of related tax effects(1)                 88               119               236                151
-----------------------------------------------------------------------------------------------------
  Deduct: Share-based
  compensation expense
  determined under fair
  value method for all
  awards, net of related
  tax effects(1)                           (85)             (147)             (139)              (240)
-----------------------------------------------------------------------------------------------------
  Pro forma net
  income (loss)                            579              (327)            1,026                413
-----------------------------------------------------------------------------------------------------
  Earnings per share
  Basic - as reported                euro 1.08        euro (0.49)        euro 1.63          euro 0.81
  Basic - pro forma                  euro 1.09        euro (0.54)        euro 1.80          euro 0.67
  Diluted - as reported(2)           euro 1.00        euro (0.49)        euro 1.55          euro 0.80
  Diluted - pro forma(2)             euro 1.01        euro (0.54)        euro 1.71          euro 0.66
-----------------------------------------------------------------------------------------------------

(1) Amounts for the three/nine months ended September 30, 2003 and 2002 do not reflect any share-based awards related to the 2003 and 2002 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

(2) Including effect of dilutive derivatives, net of tax in the third quarter of 2003.

Information on the Balance Sheet
      Deutsche Bank Group

Trading Assets

  in euro m.                                                  Sep 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------------------
  Bonds and other fixed-income securities                          199,182             175,042
----------------------------------------------------------------------------------------------
  Equity shares and other variable-yield securities                 66,908              47,354
----------------------------------------------------------------------------------------------
  Positive market values from derivative financial
  instruments(1)                                                    70,997              65,729
----------------------------------------------------------------------------------------------
  Other trading assets(2)                                           16,922               8,937
----------------------------------------------------------------------------------------------
  Total                                                            354,009             297,062
----------------------------------------------------------------------------------------------

(1)   Derivatives under master netting agreements are shown net.

(2)   Includes loans held for sale.

Trading Liabilities

  in euro m.                                                  Sep 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------------------
  Bonds and other fixed-income securities                           68,134              51,124
----------------------------------------------------------------------------------------------
  Equity shares and other variable-yield securities                 26,810              17,987
----------------------------------------------------------------------------------------------
  Negative market values from derivative financial
  instruments(1)                                                    66,600              62,101
----------------------------------------------------------------------------------------------
  Total                                                            161,544             131,212
----------------------------------------------------------------------------------------------

(1)   Derivatives under master netting agreements are shown net.

Securities Available
for Sale

                                                       Sep 30, 2003                                        Dec 31, 2002
                        -----------------------------------------------------------------------------------------------
                          Fair        Gross unrealized    Amortized         Fair         Gross unrealized     Amortized
                         value                 holding         cost        value                  holding          cost
                                     -----------------                                  -----------------
  in euro m.                         gains      losses                                  gains      losses
-----------------------------------------------------------------------------------------------------------------------
  Debt securities       16,617         283        (179)      16,513       13,652          292         (68)       13,428
-----------------------------------------------------------------------------------------------------------------------
  Equity securities      7,250         812         (86)       6,524        7,967          783        (651)        7,835
-----------------------------------------------------------------------------------------------------------------------
  Total                 23,867       1,095        (265)      23,037       21,619        1,075        (719)       21,263
-----------------------------------------------------------------------------------------------------------------------

Problem Loans

                                                      Sep 30, 2003                                  Dec 31, 2002
                              ----------------------------------------------------------------------------------
                              Impaired    Nonperforming    Total(1)     Impaired     Nonperforming         Total
                                 loans      homogeneous                    loans       homogeneous
  in euro bn.                                     loans                                      loans
----------------------------------------------------------------------------------------------------------------
  Nonaccrual loans                 5.6              1.1        6.7           8.5               1.6          10.1
----------------------------------------------------------------------------------------------------------------
  Loans 90 days or more
  past due and still
  accruing                         0.1              0.3        0.4           0.2               0.3           0.5
----------------------------------------------------------------------------------------------------------------
  Troubled debt restructurings     0.2               --        0.2           0.2                --           0.2
----------------------------------------------------------------------------------------------------------------
  Total                            5.9              1.3        7.2           8.9               1.9         10.8
----------------------------------------------------------------------------------------------------------------

(1)   The  reduction  of problem  loans  includes  effects from  refinements  of processes and procedures relating to the homogeneous portfolio in the third quarter of 2003, namely a euro 460 million reduction in nonperforming homogeneous loans less than 90 days past due and euro 240 million charge-offs.

Allowances for Credit Losses

  Allowances for On-Balance Sheet Positions                            Nine months ended
                                                        --------------------------------
  in euro m.                                            Sep 30, 2003        Sep 30, 2002
----------------------------------------------------------------------------------------
  Balance, beginning of year                                   4,317               5,585
----------------------------------------------------------------------------------------
  Provision for loan losses                                      894               1,611
----------------------------------------------------------------------------------------
  Net charge-offs                                             (1,489)             (1,995)
     Charge-offs                                              (1,608)             (2,059)
     Recoveries                                                  119                  64
----------------------------------------------------------------------------------------
  Allowance related to acquisitions/divestitures                (100)               (398)
----------------------------------------------------------------------------------------
  Foreign currency translation                                  (190)               (187)
----------------------------------------------------------------------------------------
  Balance, end of period                                       3,432               4,616

  Allowances for Off-Balance Sheet Positions                           Nine months ended
                                                        --------------------------------
  in euro m.                                            Sep 30, 2003        Sep 30, 2002
----------------------------------------------------------------------------------------
  Balance, beginning of year                                     485                 496
----------------------------------------------------------------------------------------
  Provision for credit losses on lending-related
  commitments                                                    (20)                 74
----------------------------------------------------------------------------------------
  Net charge-offs                                                 --                  (6)
----------------------------------------------------------------------------------------
  Allowance related to acquisitions/divestitures                   1                  (1)
----------------------------------------------------------------------------------------
  Foreign currency translation                                   (13)                 (8)
----------------------------------------------------------------------------------------
  Balance, end of period                                         453                 555

Assets held for sale

As of September 30, 2003 net assets held for sale amounted to euro 0.8 billion. These net assets include consolidated subsidiaries and equity method investments of our real estate business in Asset and Wealth Management. Net assets held for sale are carried in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Other Short-term Borrowings

  in euro m.                                            Sep 30, 2003        Dec 31, 2002
----------------------------------------------------------------------------------------
  Commercial paper                                            15,471               4,320
----------------------------------------------------------------------------------------
  Other                                                       10,977               7,253
----------------------------------------------------------------------------------------
  Total                                                       26,448              11,573

Long-term Debt

  in euro m.                                     Sep 30, 2003       Dec 31, 2002
--------------------------------------------------------------------------------
  Senior debt
  Bonds and notes
    Fixed rate                                         49,389             52,613
    Floating rate                                      37,567             42,046
--------------------------------------------------------------------------------
  Subordinated debt(1)
  Bonds and notes
    Fixed rate                                          9,944              7,190
    Floating rate                                       2,727              2,206
--------------------------------------------------------------------------------
    Total                                              99,627            104,055
--------------------------------------------------------------------------------

(1) In accordance with FIN 46 long-term debt as of September 30, 2003 includes euro 4.0 billion of debt related to trust preferred securities.

Liability for Restructuring Activities

  in euro m.                                                            Total
--------------------------------------------------------------------------------
  As of Dec 31, 2002                                                      206
--------------------------------------------------------------------------------
  Additions                                                                --
--------------------------------------------------------------------------------
  Utilization                                                             161
--------------------------------------------------------------------------------
  Releases                                                                 33(1)
--------------------------------------------------------------------------------
  Increases (reductions) due to exchange rate fluctuations                (12)
--------------------------------------------------------------------------------
  As of Sep 30, 2003                                                       --
--------------------------------------------------------------------------------

(1)   Thereof euro 4 million against goodwill, without P&L effect.

Segment Information

      In the third quarter of 2003 there were no significant changes regarding the organizational structure and management responsibility.

      The Group extended its year-to-date segment disclosure by including a quarterly presentation of segment results.

      Prior periods have been restated to reflect changes implemented in the first quarter of 2003.

Segmental Results of Operations            Corporate            Private         Corporate            Total
                                                 and        Clients and       Investments        Management
                                          Investment              Asset                           Reporting
  in euro m.                                    Bank         Management
-----------------------------------------------------------------------------------------------------------
  Three months ended Sep 30, 2003
-----------------------------------------------------------------------------------------------------------
  Net revenues                                 3,291              2,085                 9             5,385
-----------------------------------------------------------------------------------------------------------
     Provision for loan losses                   112                 52                 9               173
-----------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              23                 (4)               (1)               18
-----------------------------------------------------------------------------------------------------------
  Total provision for credit losses              135                 48                 8               191
-----------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    2,395              1,696               100             4,191
-----------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                 11                --                11
-----------------------------------------------------------------------------------------------------------
     Minority interest                            10                  1                (8)                3
-----------------------------------------------------------------------------------------------------------
     Restructuring activities                     --                 --                --                --
-----------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                --                --
-----------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                2,405              1,708                92             4,205
-----------------------------------------------------------------------------------------------------------
     Therein: Severance payments                  60                110                (1)              169
-----------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes              751                329               (91)              989
-----------------------------------------------------------------------------------------------------------

Three months ended Sep 30, 2002
-----------------------------------------------------------------------------------------------------------
  Net revenues                                 3,137              2,014               191             5,342
-----------------------------------------------------------------------------------------------------------
     Provision for loan losses                   644                 78                32               754
-----------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              38                 (1)               --                37
-----------------------------------------------------------------------------------------------------------
  Total provision for credit losses              682                 77                32               791
-----------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    2,765              1,747               270             4,782
-----------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                  4                --                 4
-----------------------------------------------------------------------------------------------------------
     Minority interest                             2                 (1)               (5)               (4)
-----------------------------------------------------------------------------------------------------------
     Restructuring activities                     --                 --                --                --
-----------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                --                --
-----------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                2,767              1,750               265             4,782
-----------------------------------------------------------------------------------------------------------
     Therein: Severance payments                 108                 19                 1               128
-----------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes             (312)               187              (106)             (231)
-----------------------------------------------------------------------------------------------------------

(1) Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

(2) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations            Corporate            Private         Corporate             Total
                                                 and        Clients and       Investments        Management
                                          Investment              Asset                           Reporting
  in euro m.                                    Bank         Management
-----------------------------------------------------------------------------------------------------------
  Nine months ended Sep 30, 2003
-----------------------------------------------------------------------------------------------------------
  Net revenues                                11,152              6,074              (977)           16,249
-----------------------------------------------------------------------------------------------------------
     Provision for loan losses                   633                224                36               893
-----------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                             (17)                --                (2)              (19)
-----------------------------------------------------------------------------------------------------------
  Total provision for credit losses              616                224                34               874
-----------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    7,475              4,921               569            12,965
-----------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                 27                --                27
-----------------------------------------------------------------------------------------------------------
     Minority interest                            16                 12               (20)                8
-----------------------------------------------------------------------------------------------------------
     Restructuring activities                    (29)                --                --               (29)
-----------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --               114               114
-----------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                7,462              4,960               663            13,085
-----------------------------------------------------------------------------------------------------------
     Therein: Severance payments                 194                267                15               476
-----------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes            3,074                890            (1,674)            2,290
-----------------------------------------------------------------------------------------------------------

  Nine months ended Sep 30, 2002
-----------------------------------------------------------------------------------------------------------
  Net revenues                                10,702              7,334             2,948            20,984
-----------------------------------------------------------------------------------------------------------
     Provision for loan losses                 1,318                179               117             1,614
-----------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              79                 --                (4)               75
-----------------------------------------------------------------------------------------------------------
  Total provision for credit losses            1,397                179               113             1,689
-----------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    8,444              5,403               897            14,744
-----------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                674                --               674
-----------------------------------------------------------------------------------------------------------
     Minority interest                             3                 24                (9)               18
-----------------------------------------------------------------------------------------------------------
     Restructuring activities                    358                246                 1               605
-----------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                --                --
-----------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                8,805              6,347               889            16,041
-----------------------------------------------------------------------------------------------------------
     Therein: Severance payments                 242                 99                11               352
-----------------------------------------------------------------------------------------------------------
  Income before income taxes                     500                808             1,946             3,254
-----------------------------------------------------------------------------------------------------------

(1) Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

(2) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations           Corporate and Investment Bank      Private Clients and Asset Management
                                          -----------------------------------------------------------------------
                                           Corporate             Global     Asset and Wealth            Private &
                                           Banking &        Transaction           Management     Business Clients
  in euro m.                              Securities            Banking
-----------------------------------------------------------------------------------------------------------------
  Three months ended Sep 30, 2003
-----------------------------------------------------------------------------------------------------------------
  Net revenues                                 2,769                523                1,021                1,065
-----------------------------------------------------------------------------------------------------------------
     Provision for loan losses                   147                (35)                  (2)                  55
-----------------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              35                (12)                  (2)                  (2)
-----------------------------------------------------------------------------------------------------------------
  Total provision for credit losses              182                (47)                  (4)                  53
-----------------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    1,979                415                  780                  917
-----------------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims              --                 --                  11                   --
-----------------------------------------------------------------------------------------------------------------
     Minority interest                            11                  1                   --                   --
-----------------------------------------------------------------------------------------------------------------
     Restructuring activities                     --                 --                   --                   --
-----------------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                   --                   --
-----------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                1,990                416                  791                  917
-----------------------------------------------------------------------------------------------------------------
     Therein: Severance payments                  52                  8                   11                   99
-----------------------------------------------------------------------------------------------------------------
  Income before income taxes                     597                154                  234                   95
-----------------------------------------------------------------------------------------------------------------

  Three months ended Sep 30, 2002
-----------------------------------------------------------------------------------------------------------------
  Net revenues                                 2,493                644                  938                1,076
-----------------------------------------------------------------------------------------------------------------
     Provision for loan losses                   629                 15                   22                   57
-----------------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              63                (25)                  --                   (1)
-----------------------------------------------------------------------------------------------------------------
  Total provision for credit losses              692                (10)                  22                   56
-----------------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    2,210                555                  874                  873
-----------------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                 --                    5                   (1)
-----------------------------------------------------------------------------------------------------------------
     Minority interest                             2                 --                   (1)                  (1)
-----------------------------------------------------------------------------------------------------------------
     Restructuring activities                     --                 --                    1                   (1)
-----------------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                   --                   --
-----------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                2,212                555                  879                  870
-----------------------------------------------------------------------------------------------------------------
     Therein: Severance payments                 105                  3                   17                    2
-----------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes             (411)                99                   37                  150
-----------------------------------------------------------------------------------------------------------------

(1) Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

(2) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Segmental Results of Operations           Corporate and Investment Bank      Private Clients and Asset Management

                                           Corporate             Global     Asset and Wealth            Private &
                                           Banking &        Transaction           Management     Business Clients
  in euro m.                              Securities            Banking
-----------------------------------------------------------------------------------------------------------------
  Nine months ended Sep 30, 2003
-----------------------------------------------------------------------------------------------------------------
  Net revenues                                 9,129              2,023                2,785                3,289
-----------------------------------------------------------------------------------------------------------------
     Provision for loan losses                   668                (35)                   3                  221
-----------------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              24                (41)                  --                   --
-----------------------------------------------------------------------------------------------------------------
  Total provision for credit losses              692                (76)                   3                  221
-----------------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    6,146              1,329                2,239                2,682
-----------------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                 --                   27                   --
-----------------------------------------------------------------------------------------------------------------
     Minority interest                            16                 --                   11                    1
-----------------------------------------------------------------------------------------------------------------
     Restructuring activities                    (23)                (6)                  --                   --
-----------------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                   --                   --
-----------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                6,139              1,323                2,277                2,683
-----------------------------------------------------------------------------------------------------------------
     Therein: Severance payments                 144                 50                   43                  224
-----------------------------------------------------------------------------------------------------------------
  Income before income taxes                   2,298                776                  505                  385
-----------------------------------------------------------------------------------------------------------------

  Nine months ended Sep 30, 2002
-----------------------------------------------------------------------------------------------------------------
  Net revenues                                 8,701              2,001                2,679                4,655
-----------------------------------------------------------------------------------------------------------------
     Provision for loan losses                 1,326                 (8)                  21                  158
-----------------------------------------------------------------------------------------------------------------
     Provision for off-balance
     sheet positions                              85                 (6)                  --                   --
-----------------------------------------------------------------------------------------------------------------
  Total provision for credit losses            1,411                (14)                  21                  158
-----------------------------------------------------------------------------------------------------------------
     Operating cost base(1)                    6,745              1,699                2,446                2,957
-----------------------------------------------------------------------------------------------------------------
     Policyholder benefits and claims             --                 --                   24                  650
-----------------------------------------------------------------------------------------------------------------
     Minority interest                             4                 (1)                  18                    6
-----------------------------------------------------------------------------------------------------------------
     Restructuring activities                    324                 34                   5                   241
-----------------------------------------------------------------------------------------------------------------
     Goodwill impairment                          --                 --                   --                   --
-----------------------------------------------------------------------------------------------------------------
  Total noninterest expenses(2)                7,073              1,732                2,493                3,854
-----------------------------------------------------------------------------------------------------------------
     Therein: Severance payments                 223                 19                   55                   44
-----------------------------------------------------------------------------------------------------------------
  Income before income taxes                     217                283                  165                  643
-----------------------------------------------------------------------------------------------------------------

(1) Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

(2) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

  Reconciliation of the Results                                   Total        Consolidation                Total
  of Total Management Reporting to the Group                 Management        & Adjustments         Consolidated
  in euro m.                                                  Reporting
-----------------------------------------------------------------------------------------------------------------
  Three months ended Sep 30, 2003
-----------------------------------------------------------------------------------------------------------------
  Net revenues                                                    5,385                 (224)               5,161
-----------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                         173                    1                  174
-----------------------------------------------------------------------------------------------------------------
    Provision for off-balance sheet positions                        18                   (1)                  17
    Remaining noninterest expenses(1)                             4,205                   10                4,215
  Total noninterest expenses                                      4,223                    9                4,232
-----------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                                 989                 (234)                 755
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)                             858,250                6,078              864,328
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
  Average active equity                                          26,631                   15               26,646
-----------------------------------------------------------------------------------------------------------------
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes
  in Germany                                                         --                1,407                1,407
-----------------------------------------------------------------------------------------------------------------
  Average dividends                                                  --                  372                  372
-----------------------------------------------------------------------------------------------------------------
  Average total shareholders' equity                             26,631                1,793               28,424
-----------------------------------------------------------------------------------------------------------------

  Three months ended Sep 30, 2002
-----------------------------------------------------------------------------------------------------------------
  Net revenues                                                    5,342                  122                5,464
-----------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                         754                   (1)                 753
-----------------------------------------------------------------------------------------------------------------
    Provision for off-balance sheet positions                        37                   --                   37
    Remaining noninterest expenses(1)                             4,782                   73                4,855
  Total noninterest expenses                                      4,819                   73                4,892
-----------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                                (231)                  50                 (181)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
  Assets (as of December 31, 2002)                              750,238                8,117              758,355
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
  Average active equity                                          32,132                    1               32,133
-----------------------------------------------------------------------------------------------------------------
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes
  in Germany                                                         --                3,926                3,926
-----------------------------------------------------------------------------------------------------------------
  Average dividends                                                  --                  470                  470
-----------------------------------------------------------------------------------------------------------------
  Average total shareholders' equity                             32,132                4,400               36,532
-----------------------------------------------------------------------------------------------------------------

(1)   Excludes provision for off-balance sheet positions.

  Reconciliation of the Results                                   Total        Consolidation                Total
  of Total Management Reporting to the Group                 Management        & Adjustments         Consolidated
  in euro m.                                                  Reporting
=================================================================================================================
  Nine months ended Sep 30, 2003
=================================================================================================================
  Net revenues                                                   16,249                 (189)              16,060
=================================================================================================================
  Provision for loan losses                                         893                    1                  894
-----------------------------------------------------------------------------------------------------------------
    Provision for off-balance sheet positions                       (19)                  (1)                 (20)
    Remaining noninterest expenses(1)                            13,085                   21               13,106
  Total noninterest expenses                                     13,066                   20               13,086
=================================================================================================================
  Income (loss) before income taxes                               2,290                 (210)               2,080
=================================================================================================================

-----------------------------------------------------------------------------------------------------------------
  Assets (as of September 30, 2003)                             858,250                6,078              864,328
-----------------------------------------------------------------------------------------------------------------

=================================================================================================================
  Average active equity                                          28,112                   51               28,163
=================================================================================================================
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes
  in Germany                                                         --                  557                  557
-----------------------------------------------------------------------------------------------------------------
  Average dividends                                                  --                  788                  788
=================================================================================================================
  Average total shareholders' equity                             28,112                1,396               29,508
=================================================================================================================

  Nine months ended Sep 30, 2002
=================================================================================================================
  Net revenues                                                   20,984                  164               21,148
=================================================================================================================
  Provision for loan losses                                       1,614                   (3)               1,611
-----------------------------------------------------------------------------------------------------------------
    Provision for off-balance sheet positions                        75                   (1)                  74
    Remaining noninterest expenses(1)                            16,041                  110               16,151
  Total noninterest expenses                                     16,116                  109               16,225
=================================================================================================================
  Income before income taxes                                      3,254                   58                3,312
=================================================================================================================

-----------------------------------------------------------------------------------------------------------------
  Assets (as of December 31, 2002)                              750,238                8,117              758,355
-----------------------------------------------------------------------------------------------------------------

=================================================================================================================
  Average active equity                                          31,782                    2               31,784
=================================================================================================================
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes
  in Germany                                                         --                6,988                6,988
-----------------------------------------------------------------------------------------------------------------
  Average dividends                                                  --                  718                  718
=================================================================================================================
  Average total shareholders' equity                             31,782                7,708               39,490
=================================================================================================================

(1)   Excludes provision for off-balance sheet positions.

Consolidation & Adjustments

Income before taxes in "Consolidation & Adjustments" included adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside of the management responsibility of the business segments (e.g., funding costs for assets not under the responsibility of the segments, results from hedging foreign currency risk on capital invested in certain foreign subsidiaries). The most significant charges reflected in the loss before income taxes of euro 234 million in the third quarter of 2003 were related to timing differences for certain debt issued by the Group. These timing differences were positive in the third quarter of 2002.

For further information regarding the nature of these items, please refer to our 2002 Annual Report and Form 20-F, Note 28.

Other Information
      Deutsche Bank Group

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN46. Included are also those entities which were consolidated already as Special Purpose Entities.

                                                    Consolidated VIEs                     Significant VIEs
                                      --------------------------------------------------------------------
                                        Aggregated  Liabilities where        Aggregated            Maximum
                                      total assets     creditors have      total assets        exposure to
                                                       no recourse to                                 loss
                                                   the general credit
  in euro m.                                             of the Group
----------------------------------------------------------------------------------------------------------
  Commercial paper programs                 11,609             11,219             6,013                287
----------------------------------------------------------------------------------------------------------
  Guaranteed value mutual funds(1)          18,188             17,832                --                 --
----------------------------------------------------------------------------------------------------------
  Asset securitizations                      6,152              5,848                --                 --
----------------------------------------------------------------------------------------------------------
  Other                                      2,014              1,216               566                 66
----------------------------------------------------------------------------------------------------------

(1) The Group guarantees to investors the value of their units. The Group's liabilities to pay under these guarantees were not significant at September 30, 2003.

Financial Instruments with Off-Balance Sheet Credit Risk

Financial Instruments with Off-Balance Sheet
Credit Risk

  in euro m.                                    Sep 30, 2003       Dec 31, 2002
--------------------------------------------------------------------------------
  Commitments to extend credit
     Fixed rates(1)                                    27,248             21,724
     Variable rates(2)                                 62,169             81,802
--------------------------------------------------------------------------------
  Financial guarantees, standby letters of
  credit and performance guarantees                    26,743             32,643
--------------------------------------------------------------------------------

(1) Includes commitments to extend commercial letters of credit and guarantees of euro 1.7 billion and euro 2.2 billion at September 30, 2003 and December 31, 2002, respectively.

(2) Includes commitments to extend commercial letters of credit and guarantees of euro 1.1 billion and euro 1.3 billion at September 30, 2003 and December 31, 2002, respectively.

Value-at-risk

  Value-at-risk                 Value-at-risk        Interest          Equity      Commodity         Foreign
  by Risk Category(1)                   total       rate risk      price risk     price risk   exchange risk
                                ----------------------------------------------------------------------------
  in euro m.                     2003    2002    2003    2002    2003    2002    2003   2002    2003    2002
------------------------------------------------------------------------------------------------------------
  Value-at-risk(2)              71.90   32.94   53.57   29.12   32.18   13.75    6.98   5.73    9.50    6.84
------------------------------------------------------------------------------------------------------------
  Minimum value-at-risk(3)      32.27   29.36   27.62   24.67   12.97   13.43    3.33   2.28    3.17    2.64
------------------------------------------------------------------------------------------------------------
  Maximum value-at-risk(3)      71.90   88.86   64.07   58.48   35.01   89.26   16.70   8.66   17.48   29.25
------------------------------------------------------------------------------------------------------------
  Average value-at-risk(3)      43.68   42.38   42.71   35.63   21.08   24.28    5.73   5.35    7.43    8.02
------------------------------------------------------------------------------------------------------------


(1) All figures for 1-day holding period; 99% confidence level (CIB trading units only).

(2) Figures for 2002 as of December 31, 2002; figures for 2003 as of September 30, 2003.

(3) Amounts show the bands within which the values fluctuated during the period January 1 - September 30, 2003 and the year 2002, respectively.

Capital According to BIS

  in euro m.                                                     Sep 30, 2003      Dec 31, 2002
-----------------------------------------------------------------------------------------------
  Tier I
-----------------------------------------------------------------------------------------------
  Common shares                                                         1,490             1,592
-----------------------------------------------------------------------------------------------
  Additional paid-in capital                                           11,147            11,199
-----------------------------------------------------------------------------------------------
  Retained earnings, consolidated profit, treasury shares,
  cumulative translation adjustment, share awards                      16,881            20,089
-----------------------------------------------------------------------------------------------
  Minority interests                                                      266               401
-----------------------------------------------------------------------------------------------
  Noncumulative trust preferred securities                              3,103             2,287
-----------------------------------------------------------------------------------------------
  Other (equity contributed by silent partners)                           612               686
-----------------------------------------------------------------------------------------------
  Items deducted (principally goodwill and tax effect of
  available for sale securities)                                      (11,939)          (13,512)
-----------------------------------------------------------------------------------------------
  Total core capital                                                   21,560            22,742
-----------------------------------------------------------------------------------------------
  Tier II
-----------------------------------------------------------------------------------------------
  Unrealized gains on listed securities (45% eligible)                    357               138
-----------------------------------------------------------------------------------------------
  Other inherent loss allowance                                           573               687
-----------------------------------------------------------------------------------------------
  Cumulative trust preferred securities                                   888               995
-----------------------------------------------------------------------------------------------
  Subordinated liabilities, if eligible according to BIS                6,515             5,300
-----------------------------------------------------------------------------------------------
  Total supplementary capital                                           8,333             7,120
-----------------------------------------------------------------------------------------------
  Total regulatory capital(1)                                          29,893            29,862
-----------------------------------------------------------------------------------------------

(1)   Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

  in euro m.                                                     Sep 30, 2003      Dec 31, 2002
===============================================================================================
  BIS risk position(1)                                                226,333           237,479
-----------------------------------------------------------------------------------------------
  BIS capital ratio (Tier I + II)                                       13.2%             12.6%
-----------------------------------------------------------------------------------------------
  BIS core capital ratio (Tier I)                                        9.5%              9.6%
-----------------------------------------------------------------------------------------------

(1)   Primarily   comprised  of  credit  risk  weighted  assets.  Also  includes market-risk  equivalent  assets  of  euro  8.1  billion  (2002:  euro  6.2 billion).

Reconciliation of Reported and Underlying Results

                                                                           ------------------------------
  in euro m.                                                               Sep 30, 2003      Jun 30, 2003
---------------------------------------------------------------------------------------------------------
  Reported net revenues                                                           5,161             5,905
---------------------------------------------------------------------------------------------------------
  Net gains/losses on securities available for sale/industrial
  holdings incl. hedging                                                            (33)              (45)
---------------------------------------------------------------------------------------------------------
  Significant equity pick-ups/net gains/losses from investments(1)                   38               169
---------------------------------------------------------------------------------------------------------
  Net gains/losses from businesses sold/held for sale                               (34)               49
---------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims(2)                                               (37)              (37)
---------------------------------------------------------------------------------------------------------
  Underlying revenues                                                             5,095             6,041
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  Reported provision for loan losses                                               (174)             (340)
---------------------------------------------------------------------------------------------------------
  Change in measurement of other inherent loss allowance                             --                --
---------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions(3)                                      (17)                7
---------------------------------------------------------------------------------------------------------
  Total provision for credit losses                                                (191)             (333)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  Reported noninterest expenses                                                  (4,232)           (4,474)
---------------------------------------------------------------------------------------------------------
  Restructuring activities                                                           --               (27)
---------------------------------------------------------------------------------------------------------
  Goodwill impairment                                                                --                --
---------------------------------------------------------------------------------------------------------
  Minority interest                                                                   3                12
---------------------------------------------------------------------------------------------------------
  Policyholder benefits and claims(2)                                                37                37
---------------------------------------------------------------------------------------------------------
  Provision for off-balance sheet positions(3)                                       17                (7)
---------------------------------------------------------------------------------------------------------
  Operating cost base                                                            (4,175)           (4,459)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  Reported income (loss) before income taxes                                        755             1,091
---------------------------------------------------------------------------------------------------------
  Net gains/losses on securities available for sale/industrial
  holdings incl. hedging                                                            (33)              (45)
---------------------------------------------------------------------------------------------------------
  Significant equity pick-ups/net gains/losses from investments(1)                   38               169
---------------------------------------------------------------------------------------------------------
  Net gains/losses from businesses sold/held for sale                               (34)               49
---------------------------------------------------------------------------------------------------------
  Restructuring activities                                                           --               (27)
---------------------------------------------------------------------------------------------------------
  Goodwill impairment                                                                --                --
---------------------------------------------------------------------------------------------------------
  Change in measurement of other inherent loss allowance                             --                --
---------------------------------------------------------------------------------------------------------
  Underlying pre-tax profit (loss)                                                  726             1,237
---------------------------------------------------------------------------------------------------------

N/M - Not meaningful

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".


(3)   Provision  for   off-balance   sheet  positions  are   reclassified   from
      "Noninterest expenses" to "Provision for credit losses".

                                                                 Three months ended            % change 3Q03 versus
---------------------------------------------------------------------------------------------------------------------
       Mar 31, 2003    Dec 31, 2002    Sep 30, 2002    Jun 30, 2002    Mar 31, 2002            2Q03            3Q02
---------------------------------------------------------------------------------------------------------------------
              4,994           5,399           5,464           8,137           7,547             (13)             (6)
---------------------------------------------------------------------------------------------------------------------

                392            (533)            (21)         (2,045)         (1,059)            (26)             57
---------------------------------------------------------------------------------------------------------------------
                715             366             334             497              --             (77)            (89)
---------------------------------------------------------------------------------------------------------------------
               (503)             37            (395)           (213)             --             N/M             (91)
---------------------------------------------------------------------------------------------------------------------
                (28)            (30)            (26)            (49)           (654)              0              42
---------------------------------------------------------------------------------------------------------------------
              5,570           5,239           5,355           6,326           5,834             (16)             (5)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
               (380)           (480)           (753)           (588)           (270)            (49)            (77)
---------------------------------------------------------------------------------------------------------------------
                 --              --             200              --              --             N/M             N/M
---------------------------------------------------------------------------------------------------------------------
                 30              57             (37)             77            (114)            N/M             (54)
---------------------------------------------------------------------------------------------------------------------
               (350)           (423)           (590)           (511)           (384)            (43)            (68)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
             (4,380)         (4,682)         (4,892)         (5,326)         (6,007)             (5)            (13)
---------------------------------------------------------------------------------------------------------------------
                 (2)            (22)             --             265             340             N/M             N/M
---------------------------------------------------------------------------------------------------------------------
                114              62              --              --              --             N/M             N/M
---------------------------------------------------------------------------------------------------------------------
                 (7)             17              --               4              23             (75)            N/M
---------------------------------------------------------------------------------------------------------------------
                 28              30              26              49             654               0              42
---------------------------------------------------------------------------------------------------------------------
                (30)            (57)             37             (77)            114             N/M             (54)
---------------------------------------------------------------------------------------------------------------------
             (4,277)         (4,652)         (4,829)         (5,085)         (4,876)             (6)            (14)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                234             237            (181)          2,223           1,270             (31)            N/M
---------------------------------------------------------------------------------------------------------------------
                392            (533)            (21)         (2,045)         (1,059)            (26)             57
---------------------------------------------------------------------------------------------------------------------
                715             366             334             497              --             (77)            (89)
---------------------------------------------------------------------------------------------------------------------
               (503)             37            (395)           (213)             --             N/M             (91)
---------------------------------------------------------------------------------------------------------------------
                 (2)            (22)             --             265             340             N/M             N/M
---------------------------------------------------------------------------------------------------------------------
                114              62              --              --              --             N/M             N/M
---------------------------------------------------------------------------------------------------------------------
                 --              --             200              --              --             N/M             N/M
---------------------------------------------------------------------------------------------------------------------
                950             147             (64)            726             551             (41)            N/M
---------------------------------------------------------------------------------------------------------------------

  in euro m.                                                                                   Sep 30, 2003         Jun 30, 2003
----------------------------------------------------------------------------------------------------------------------------------
  Additional information:
----------------------------------------------------------------------------------------------------------------------------------
  Compensation and benefits                                                                           (2,584)             (2,801)
----------------------------------------------------------------------------------------------------------------------------------
  Non-compensation noninterest expense                                                                (1,648)             (1,673)
----------------------------------------------------------------------------------------------------------------------------------
  Non-compensation operating cost base                                                                (1,591)             (1,658)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Average total shareholders' equity                                                                  28,424              29,841
----------------------------------------------------------------------------------------------------------------------------------
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes in
  Germany                                                                                             (1,407)               (259)
----------------------------------------------------------------------------------------------------------------------------------
  Average dividends                                                                                     (372)             (1,118)
----------------------------------------------------------------------------------------------------------------------------------
  Average active equity                                                                               26,646              28,464
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio                                                                                       82%                 76%
----------------------------------------------------------------------------------------------------------------------------------
  Underlying cost/income ratio                                                                            82%                 74%
----------------------------------------------------------------------------------------------------------------------------------
  Compensation ratio(1)                                                                                   50%                 47%
----------------------------------------------------------------------------------------------------------------------------------
  Underlying compensation ratio(2)                                                                        51%                 46%
----------------------------------------------------------------------------------------------------------------------------------
  Non-compensation ratio(3)                                                                               32%                 28%
----------------------------------------------------------------------------------------------------------------------------------
  Underlying non-compensation ratio(4)                                                                    31%                 27%

----------------------------------------------------------------------------------------------------------------------------------
  Profit margin(5)                                                                                        15%                 18%
----------------------------------------------------------------------------------------------------------------------------------
  Underlying profit margin(6)                                                                             14%                 20%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  RoE pre-tax (based on average total shareholders' equity)                                               11%                 15%
----------------------------------------------------------------------------------------------------------------------------------
  RoE pre-tax (based on average active equity)                                                            11%                 15%
----------------------------------------------------------------------------------------------------------------------------------
  Underlying RoE pre-tax (based on average active equity)                                                 11%                 17%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Equity turnover (based on average total shareholders' equity)(7)                                        73%                 79%
----------------------------------------------------------------------------------------------------------------------------------
  Equity turnover (based on average active equity)(8)                                                     77%                 83%
----------------------------------------------------------------------------------------------------------------------------------
  Underlying equity turnover (based on average active equity)(9)                                          76%                 85%
----------------------------------------------------------------------------------------------------------------------------------

ppt - percentage points N/M - Not meaningful

(1)   Compensation and benefits as a percentage of reported net revenues.

(2)   Compensation and benefits as a percentage of underlying revenues.

(3)   Reported   noninterest  expenses  less  compensation  and  benefits  as  a percentage of reported net revenues.

(4) Operating cost base less compensation and benefits (non-compensation operating cost base) as a percentage of underlying revenues.

(5)   Income before income taxes as a percentage of reported net revenues.

(6)   Underlying pre-tax profit as a percentage of underlying revenues.

(7) Reported net revenues (annualized) as a percentage of average total shareholders' equity.

(8) Reported net revenues (annualized) as a percentage of average active equity.

(9)   Underlying revenues (annualized) as a percentage of average active equity.

                                                               Three months ended            % change 3Q03 versus
-------------------------------------------------------------------------------------------------------------------
     Mar 31, 2003    Dec 31, 2002    Sep 30, 2002    Jun 30, 2002    Mar 31, 2002            2Q03            3Q02
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
           (2,582)         (2,593)         (2,943)         (2,950)         (2,872)             (8)            (12)
-------------------------------------------------------------------------------------------------------------------
           (1,798)         (2,089)         (1,949)         (2,376)         (3,135)             (1)            (15)
-------------------------------------------------------------------------------------------------------------------
           (1,695)         (2,059)         (1,886)         (2,135)         (2,004)             (4)            (16)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
           30,259          28,686          36,532          41,415          40,523              (5)            (22)
-------------------------------------------------------------------------------------------------------------------

               (5)          1,596          (3,926)         (8,156)         (8,882)            N/M             (64)
-------------------------------------------------------------------------------------------------------------------
             (875)           (650)           (470)           (809)           (875)            (67)            (21)
-------------------------------------------------------------------------------------------------------------------
           29,379          29,632          32,133          32,452          30,765              (6)            (17)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
               88%             87%             90%             66%             80%          6 ppt          (8) ppt
-------------------------------------------------------------------------------------------------------------------
               77%             89%             90%             80%             84%          8 ppt          (8) ppt
-------------------------------------------------------------------------------------------------------------------
               52%             48%             54%             36%             38%          3 ppt          (4) ppt
-------------------------------------------------------------------------------------------------------------------
               46%             49%             55%             47%             49%          5 ppt          (4) ppt
-------------------------------------------------------------------------------------------------------------------
               36%             39%             36%             29%             42%          4 ppt          (4) ppt
-------------------------------------------------------------------------------------------------------------------
               30%             39%             35%             34%             34%          4 ppt          (4) ppt
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                5%              4%             (3)%            27%             17%         (3) ppt         18 ppt
-------------------------------------------------------------------------------------------------------------------
               17%              3%             (1)%            11%              9%         (6) ppt         15 ppt
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                3%              3%             (2)%            21%             13%         (4) ppt         13 ppt
-------------------------------------------------------------------------------------------------------------------
                3%              3%             (2)%            27%             17%         (4) ppt         13 ppt
-------------------------------------------------------------------------------------------------------------------
               13%              2%             (1)%             9%              7%         (6) ppt         12 ppt
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
               66%             75%             60%             79%             74%         (6) ppt         13 ppt
-------------------------------------------------------------------------------------------------------------------
               68%             73%             68%            100%             98%         (6) ppt          9 ppt
-------------------------------------------------------------------------------------------------------------------
               76%             71%             67%             78%             76%         (9) ppt          9 ppt
-------------------------------------------------------------------------------------------------------------------

Group Quarterly Record

  Balance Sheet
-----------------------------------------------------------------------------------------------------------------------------------
  in euro m.                                                                                      Sep 30, 2003        Jun 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                                                       864,328             851,267
-----------------------------------------------------------------------------------------------------------------------------------
  Loans, net                                                                                         162,114             161,017
-----------------------------------------------------------------------------------------------------------------------------------
  Liabilities                                                                                        836,901             821,355
-----------------------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                                          27,427              29,912
-----------------------------------------------------------------------------------------------------------------------------------
  Tier I risk-based capital (BIS)                                                                     21,560              23,205
-----------------------------------------------------------------------------------------------------------------------------------
  Total risk-based capital (BIS)                                                                      29,893              31,733
-----------------------------------------------------------------------------------------------------------------------------------
  Income Statement
                                                                                                -----------------------------------
  in euro m                                                                                     Sep 30, 2003        Jun 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
  Net interest revenues                                                                                1,612               1,672
-----------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses                                                                              174                 340
-----------------------------------------------------------------------------------------------------------------------------------
  Commissions and fee revenues                                                                         2,379               2,288
-----------------------------------------------------------------------------------------------------------------------------------
  Trading revenues, net                                                                                  940               1,529
-----------------------------------------------------------------------------------------------------------------------------------
  Other noninterest revenues                                                                             230                 416
-----------------------------------------------------------------------------------------------------------------------------------
  Total net revenues                                                                                   4,987               5,565
-----------------------------------------------------------------------------------------------------------------------------------
  Compensation and benefits                                                                            2,584               2,801
-----------------------------------------------------------------------------------------------------------------------------------
  Goodwill impairment                                                                                     --                  --
-----------------------------------------------------------------------------------------------------------------------------------
  Restructuring activities                                                                                --                 (27)
-----------------------------------------------------------------------------------------------------------------------------------
  Other noninterest expenses                                                                           1,648               1,700
-----------------------------------------------------------------------------------------------------------------------------------
  Total noninterest expenses                                                                           4,232               4,474
-----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income tax expense (benefit)
  and cumulative effect of accounting changes                                                            755               1,091
-----------------------------------------------------------------------------------------------------------------------------------
  Income tax expense (benefit)                                                                           252                 503
-----------------------------------------------------------------------------------------------------------------------------------
  Income tax expense from the reversing effect of the
  change in effective tax rate                                                                            78                  16
-----------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of accounting changes, net of tax                                                    151                  --
-----------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                                      576                 572
-----------------------------------------------------------------------------------------------------------------------------------
  Key Figures
                                                                                                -----------------------------------
                                                                                                 Sep 30, 2003        Jun 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
  Basic earnings per share                                                                          euro 1.08           euro 0.97
-----------------------------------------------------------------------------------------------------------------------------------
  Diluted earnings per share(1)                                                                     euro 1.00           euro 0.93
-----------------------------------------------------------------------------------------------------------------------------------
  Return on average total shareholders' equity (RoE)                                                     8.1%                7.7%
-----------------------------------------------------------------------------------------------------------------------------------
  Cost/income ratio(2)                                                                                  82.0%               75.8%
-----------------------------------------------------------------------------------------------------------------------------------
  BIS core capital ratio (Tier I)                                                                        9.5%               10.0%
-----------------------------------------------------------------------------------------------------------------------------------
  BIS capital ratio (Tier I+II+III)                                                                     13.2%               13.7%
-----------------------------------------------------------------------------------------------------------------------------------
  Employees (full-time equivalents)                                                                   68,481              69,308
-----------------------------------------------------------------------------------------------------------------------------------

(1) Including effect of dilutive derivatives, net of tax in the third quarter of 2003.

(2) Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

         Mar 31, 2003            Dec 31, 2002            Sep 30, 2002            Jun 30, 2002            Mar 31, 2002
---------------------------------------------------------------------------------------------------------------------
              802,253                 758,355                 831,446                 899,052                950,499
---------------------------------------------------------------------------------------------------------------------
              167,524                 167,303                 187,433                 247,687                257,723
---------------------------------------------------------------------------------------------------------------------
              772,810                 728,364                 799,304                 861,150                908,608
---------------------------------------------------------------------------------------------------------------------
               29,443                  29,991                  32,142                  37,902                 41,891
---------------------------------------------------------------------------------------------------------------------
               22,936                  22,742                  23,946                  26,757                 27,190
---------------------------------------------------------------------------------------------------------------------
               31,369                  29,862                  32,096                  36,917                 40,163
---------------------------------------------------------------------------------------------------------------------
                                                                                                  Three months ended
---------------------------------------------------------------------------------------------------------------------
         Mar 31, 2003            Dec 31, 2002            Sep 30, 2002            Jun 30, 2002           Mar 31, 2002
---------------------------------------------------------------------------------------------------------------------
                1,306                   1,416                   1,711                   2,334                  1,725
---------------------------------------------------------------------------------------------------------------------
                  380                     480                     753                     588                    270
---------------------------------------------------------------------------------------------------------------------
                2,312                   2,674                   2,512                   3,013                  2,635
---------------------------------------------------------------------------------------------------------------------
                1,784                     747                     904                     974                  1,399
---------------------------------------------------------------------------------------------------------------------
                 (408)                    562                     337                   1,816                  1,788
---------------------------------------------------------------------------------------------------------------------
                4,614                   4,919                   4,711                   7,549                  7,277
---------------------------------------------------------------------------------------------------------------------
                2,582                   2,593                   2,943                   2,950                  2,872
---------------------------------------------------------------------------------------------------------------------
                  114                      62                      --                      --                     --
---------------------------------------------------------------------------------------------------------------------
                   (2)                    (22)                     --                     265                    340
---------------------------------------------------------------------------------------------------------------------
                1,686                   2,049                   1,949                   2,111                  2,795
---------------------------------------------------------------------------------------------------------------------
                4,380                   4,682                   4,892                   5,326                  6,007
---------------------------------------------------------------------------------------------------------------------
                  234                     237                    (181)                  2,223                  1,270
---------------------------------------------------------------------------------------------------------------------
                  423                     228                     (12)                    150                      6
---------------------------------------------------------------------------------------------------------------------
                   30                     114                     130                   1,869                    704
---------------------------------------------------------------------------------------------------------------------
                   --                      --                      --                      --                     37
---------------------------------------------------------------------------------------------------------------------
                 (219)                   (105)                   (299)                    204                    597
---------------------------------------------------------------------------------------------------------------------
                                                                                                   Three months ended
---------------------------------------------------------------------------------------------------------------------
         Mar 31, 2003            Dec 31, 2002            Sep 30, 2002             Jun 30, 2002           Mar 31, 2002
---------------------------------------------------------------------------------------------------------------------

           euro (0.37)             euro (0.18)             euro (0.49)               euro 0.33              euro 0.95
---------------------------------------------------------------------------------------------------------------------
           euro (0.37)             euro (0.18)             euro (0.49)               euro 0.32              euro 0.94
---------------------------------------------------------------------------------------------------------------------
                 (2.9)%                  (1.5)%                  (3.3)%                   2.0%                   5.9%
---------------------------------------------------------------------------------------------------------------------
                 87.7%                   86.7%                   89.5%                   65.5%                  79.6%
---------------------------------------------------------------------------------------------------------------------
                  9.6%                    9.6%                    8.9%                    9.3%                   8.9%
---------------------------------------------------------------------------------------------------------------------
                 13.1%                   12.6%                   12.0%                   12.8%                  13.2%
---------------------------------------------------------------------------------------------------------------------
               70,882                  77,442                  81,976                   84,455                 84,836
---------------------------------------------------------------------------------------------------------------------

Forward-looking statements contain risks

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 30, 2003

                                                By: /s/ Krekeler
                                                    ---------------------------
                                                Name:   Hans-Dirk Krekeler
                                                Title:  Global Co-Head of Legal

                                                By: /s/ Anthony Di Iorio
                                                    ---------------------------
                                                Name:   Anthony Di Iorio
                                                Title:  Group Controller